Exhibit (d)(1)
[EXECUTION COPY]

Agreement and Plan of Merger
dated as of February 20, 2008
among
Pfizer Inc.,

Explorer Acquisition Corp.

and
Encysive Pharmaceuticals Inc.

i

Defined Terms

Affiliate	17
Agreement	1
Antitrust Laws	47
Appraisal Shares	6
Available Company SEC Documents	19
Bankruptcy and Equity Exception	14
Certificate of Merger	5
Certificates	7
Closing	5
Closing Date	5
Code	23
Company	1
Company Adverse Recommendation Change	50
Company Board	3
Company Charter Documents	12
Company Common Stock	1
Company Disclosure Letter	11
Company Employee	45
Company Employee Benefit Plan	20
Company ERISA Affiliates	20
Company Financial Advisor	3
Company Financial Statements	16
Company Intellectual Property Rights	32
Company Material Adverse Effect	11
Company Preferred Stock	13
Company Recommendation	50
Company SEC Reports	16
Company Stockholders Meeting	44
Company Subsidiaries	15
Company Subsidiary	15
Confidentiality Agreement	49
Constituent Corporations	4
Contract	36
Copyrights	32
D&O Insurance	52
DGCL	1
DOJ	46
Drug Laws	27
Effective Date	5
Effective Time	5
EMEA	27
Employee Benefit Plan	20
Environmental Laws	27
ERISA	23
Exchange Act	1
Exchange Agent	7
Exchange Fund	7
Fairness Opinion	23
FCPA	18
FDA	27
FDCA	27
Foreign Plan	22
FTC	46
GAAP	17
GLP	28
Governmental Authority	15
Hazardous Substance	27
HSR Act	15
Indemnified Party	52
Indemnifying Parties	52
Independent Directors	54
Information Statement	15
Intellectual Property	32
Intellectual Property Agreements	31
Involuntary Bankruptcy	A-2
Judgment	15
knowledge of the Company	60
Law	15
Lease	34
Lien	16
Marks	32
Material Contract	34
Maximum Amount	52
Merger	1
Merger Consideration	6
Merger Sub	1
Minimum Tender Condition	A-1
Nasdaq	15
Notes	13
Offer	1
Offer Documents	3
Offer Price	1
Option Consideration	9
Options	9
Outside Date	56
Parent	1
Parent Financial Advisor	39

Defined Terms

Parent Material Adverse Effect	37
Patents	32
Permits	11
Person	16
Phantom Unit	9
PHSA	27
Policies	33
Pre-Closing Tax Period	25
Proxy Statement	15
PSA 1993	23
Qualified Company Employee Benefit Plan	21
Regulatory Condition	A-1
Representatives	49
Required Company Stockholder Vote	14
Restricted Stock	10
Rights	13
Rights Agreement	13
Sarbanes-Oxley Act	17
Schedule 14D-9	4
SEC	1
Section 262	6
Securities Act	16
Share	1
Shares	1
Stock Plans	9
Subsidiary Documents	12
Superior Proposal	51
Superior Proposal Notice	57
Surviving Corporation	4
Takeover Proposal	51
Tax Authority	25
Tax Claim	26
Tax Return	25
Taxes	25
Taxing Authority	25
Termination Fee	58
Top-Up Option	10
Top-Up Option Shares	10
Trade Secrets	32
Transactions	3
US Seconded Employees	44
Voluntary Bankruptcy	A-2
WARN Act	46
Warrant	10

v

Agreement and Plan of Merger (this “Agreement”), dated as of February 20, 2008, among Pfizer Inc., a Delaware corporation (“Parent”), Explorer Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Encysive Pharmaceuticals Inc., a Delaware corporation (the “Company”).
Introduction
          The respective Boards of Directors of Parent, Merger Sub and the Company have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement.
          In furtherance of such acquisition, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the shares of common stock, par value $0.005 per share, of the Company (the “Company Common Stock”), including the associated Rights, issued and outstanding (each, a “Share” and, collectively, the “Shares”), at a price per Share of $2.35 (such amount, or any other amount per Share paid pursuant to the Offer and this Agreement, the “Offer Price”), subject to any required withholding of Taxes, net to the seller in cash, on the terms and subject to the conditions set forth in this Agreement.
          Following consummation of the Offer, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and each Share that is not tendered and accepted pursuant to the Offer, other than certain Shares as provided in Sections 2.2(b) and (c), will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth herein.
          The respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth herein.
          In consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:
ARTICLE 1
THE OFFER AND THE MERGER
          SECTION 1.1 The Offer. (a) Provided that (1) none of the events or circumstances set forth in paragraphs (a) through (g) of Annex A hereto shall have occurred and be existing (and shall not have been waived by Merger Sub) and (2) the Company shall have complied in all material respects with its obligations under Section 1.2, as promptly as reasonably practicable, but in no event later than ten (10) business days (as defined in Rule 14d-1(g)(3) promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence the Offer within the meaning of the applicable rules and regulations of the SEC. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject to the conditions set forth in Annex A. The initial expiration date of the Offer shall be the 20th business day following the commencement of the Offer (determined using Exchange Act Rule 14d-1(g)(3)). Merger Sub expressly reserves the right to waive any condition to the Offer, to increase the price per Share payable in the Offer and/or to modify the other terms of the Offer, except that, without the consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) waive the Minimum Tender Condition (as defined in Annex A), (iv) add to the conditions set forth in Annex A or modify any condition set forth in Annex A in a manner adverse to the holders of Company Common Stock, (v) extend the Offer (except as provided below), (vi) change the form of consideration payable in the Offer or (vii) otherwise amend the Offer in any manner adverse to the holders of Company Common Stock. Notwithstanding the foregoing, Merger Sub may, without the consent of the Company, extend the Offer (i) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (ii) if at the scheduled expiration date of the Offer, any of the conditions set forth in Annex A shall not have been satisfied or waived, for one (1) or more periods of not more than ten (10) business days each, until such time as such conditions are satisfied or waived, or (iii) for one (1) or more periods for an aggregate period of not more than twenty (20) business days beyond the latest expiration date that would otherwise be permitted if, on such expiration date, there shall not have been tendered and not withdrawn that number of Shares that, together with any Shares then owned by Parent, would equal ninety percent (90%) or more of the issued and outstanding Shares; provided that if Merger Sub shall extend the offer pursuant to this clause (iii), Merger Sub shall waive during such extension all conditions set forth in Annex A other than the Minimum Tender Condition, the Regulatory Condition and the conditions set forth in paragraphs (a), (b) and (f) therein. In addition, subject to Parent’s right to terminate this Agreement pursuant to Section 9.1, (i) if at the initially scheduled expiration date of the Offer, any one or more of the Minimum Tender Condition, the Regulatory Condition or the conditions set forth in paragraphs (a), (b), (e) or (f) of Annex A are not satisfied, at the request of the Company Merger Sub shall, and Parent shall cause Merger Sub to, extend the offer one (1) time for a period of up to ten (10) business days and (ii) if at any extended expiration date of the Offer, the Regulatory Condition or the conditions set forth in paragraphs (e) or (f) of Annex A are not satisfied, at the request of the Company Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for increments of not more than ten (10) business days each until such time as such conditions are satisfied or waived; provided that Merger Sub shall not be required to extend the Offer beyond the Outside Date. Further, Merger Sub may, without the consent of the Company, make available a “subsequent offering period”, in accordance with Rule 14d-11 promulgated by the SEC under the Exchange Act, for up to twenty (20) business days. On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer. For the avoidance of doubt, the parties hereto agree that shares of Restricted Stock may be tendered in the Offer and be acquired by Parent or Merger Sub pursuant to the Offer.

          (b) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”). The Company shall promptly provide Parent with all information concerning the Company that is required to be included in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and the Offer Documents as so amended or supplemented to be disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Federal securities Laws. The Company and its counsel shall be given a reasonable opportunity to review and comment upon the Offer Documents before they are filed with the SEC and disseminated to stockholders. Parent and Merger Sub shall provide the Company and its counsel in writing with any comments Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, shall consult with the Company and its counsel prior to responding to any such comments and shall provide the Company with copies of all such responses.
          (c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.
          SECTION 1.2 Company Actions. The Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”). The Company represents and warrants that the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has unanimously (i) approved and declared advisable this Agreement and the Transactions, including the Offer and the Merger (such approval having been made in accordance with the DGCL, including for purposes of Section 203 thereof), and (ii) resolved to recommend that stockholders of the Company accept the Offer, tender their Shares to Merger Sub pursuant thereto and adopt this Agreement. Subject to Section 6.8(c), the Company shall, through the Company Board, recommend that stockholders of the Company accept the Offer, tender their Shares to Merger Sub pursuant thereto and adopt this Agreement. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board described above. The Company also represents and warrants that (A) the Company Board has received the opinion of Morgan Stanley & Co. Incorporated (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the consideration to be received by the Company’s stockholders in the Offer and the Merger is fair to such holders from a financial point of view and (B) the Company has been authorized by the Company Financial Advisor to permit the inclusion of such opinion and/or references thereto in the Offer Documents and, together with a description of the material financial analyses underlying such opinion, in the Schedule 14D-9 and any Proxy Statement, subject to prior review and consent by the Company Financial Advisor (such consent not to be unreasonably withheld or delayed). Further, the Company represents and warrants that it has been informed that all directors and executive officers of the Company intend to tender all of their respective Shares, if any, in the Offer and that the Offer Documents may so state.
          (a) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”) describing the recommendations referred to in Section 1.2(a) and shall mail the Schedule 14D-9 to the holders of Shares. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Federal securities Laws. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule 14D-9 before it is filed with the SEC and disseminated to holders of Shares. The Company shall provide Parent and its counsel in writing with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, shall consult with Parent and its counsel prior to responding to any such comments and shall provide Parent with copies of all such responses.
          (b) In connection with the Offer, the Company shall instruct its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the holders of Company Common Stock. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company all copies of such information then in their possession.
          SECTION 1.3 The Merger. At the Effective Time, in accordance with this Agreement and the DGCL, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. For purposes of this Agreement, (i) the corporation surviving the Merger after the Effective Time may be referred to as the “Surviving Corporation” and (ii) the Company and Merger Sub are collectively referred to as the “Constituent Corporations”.
          SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

          SECTION 1.5 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (East Coast time) on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article 7 (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), at the offices of Covington & Burling LLP, 620 Eighth Avenue, New York, New York 10018, unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the “Closing Date”).
          SECTION 1.6 Consummation of the Merger. As soon as practicable after the Closing, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time and date the Merger becomes effective being the “Effective Time” and “Effective Date”, respectively).
          SECTION 1.7 Organizational Documents; Directors and Officers.
          (a) The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL. The By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall serve until the earlier of their resignation or removal or their respective successors are duly elected or appointed and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall serve until the earlier of their resignation or removal or until their respective successors have been duly elected or appointed and qualified, as the case may be.
          (b) If requested by Parent prior to the Effective Time, the Company shall use its commercially reasonable efforts to cause the directors of each of the Company Subsidiaries (or certain of the Company Subsidiaries as indicated by Parent) to tender their resignations as directors, effective as of the Effective Time and to deliver to Parent written evidence of such resignations at the Effective Time.
ARTICLE 2
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
          SECTION 2.1 Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of Merger Sub capital stock, each share of Merger Sub capital stock shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.005 per share, of the Surviving Corporation.
          SECTION 2.2 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Shares:
          (a) Each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares to be canceled pursuant to Section 2.2(b) and (ii) any Appraisal Shares) shall be canceled and shall be converted automatically into the right to receive the highest price per Share paid pursuant to the Offer (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 2.3, without interest.
          (b) Each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any wholly-owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.
          (c) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Shares (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive Merger Consideration as provided in Section 2.2(a), but rather the holders of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Section 262 (and at the Effective Time, such Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with Section 262); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in Section 2.2(a). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any portion of the Merger Consideration made available by the Exchange Agent pursuant to Section 2.3(a) to pay for Appraisal Shares shall be returned to Parent upon demand.

          SECTION 2.3 Exchange of Certificates.
          (a) Exchange Agent. Prior to the Effective Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), which shall provide for the payment of Merger Consideration in accordance with the terms of this Section 2.3. Parent shall, or shall take all steps necessary to enable and cause the Surviving Corporation to, deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of Shares, for payment by the Exchange Agent in accordance with this Article 2, the cash necessary to pay for the Shares converted into the right to receive Merger Consideration (the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. Such aggregate Merger Consideration deposited with the Exchange Agent shall, pending its disbursement to such holders, be invested by the Exchange Agent as directed by Parent. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Exchange Agent will be payable to Parent or as Parent otherwise directs.
          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.2, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall receive in exchange therefor the amount of cash which the Shares theretofore represented by such Certificate entitle such holder to receive pursuant to the provisions of this Article 2 and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender in accordance with this Section 2.3 the Merger Consideration into which the Shares shall have been converted pursuant to Section 2.2. No interest shall be paid or shall accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article 2.
          (c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such Shares in accordance with the terms of this Agreement or prior to the date of this Agreement and that remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 2, except as otherwise provided by Law.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article 2 shall thereafter look only to Parent (subject to abandoned property, escheat or similar Laws, as general creditors thereof) for payment of their claim for Merger Consideration.
          (e) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to such date on which any amounts payable pursuant to this Article 2 would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.3(c)), any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.
          (f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto pursuant to this Agreement.
          (g) Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the applicable Tax Law. To the extent that amounts are so withheld by the Parent and paid to the appropriate Taxing Authorities, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Parent.
          SECTION 2.4 Company Options; Phantom Units; Restricted Stock.
          (a) Prior to the Effective Time, the Company shall take all actions necessary to provide that each Option outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) shall be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Option, or, if the Option Consideration shall be a negative number, no such cash payment shall be due and owing. Except as otherwise provided below, any Option Consideration due and owing shall be paid as soon after the Closing Date as shall be practicable. Notwithstanding the foregoing, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any Option Consideration otherwise payable such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. Prior to the Effective Time, the Company shall make any amendments to the terms of the Stock Plans and obtain any consents from holders of Options that, in each case, are necessary to give effect to the transactions contemplated by this Section 2.4 and, notwithstanding anything to the contrary, payment may be withheld in respect of any Option until any necessary consents are obtained. Prior to the Effective Time, the Company shall take all actions necessary to terminate all its Stock Plans, such termination to be effective at or before the Effective Time. For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to (i) the Merger Consideration per Share less (ii) the exercise price payable in respect of each share of Company Common Stock issuable under such Option; “Options” means any option granted, and, immediately before the Effective Time not exercised, expired or terminated, to a current or former employee, director or independent contractor of the Company or any of the Company Subsidiaries or any former subsidiary of the Company or predecessor thereof to purchase shares of Company Common Stock pursuant to the Stock Plans; and “Stock Plans” means the Company’s Amended and Restated 1990 Incentive Stock Option Plan, Amended and Restated 1992 Incentive Stock Option Plan, Amended and Restated 1995 Stock Option Plan, Amended and Restated 1995 Non-Employee Director Stock Option Plan, Amended and Restated 1999 Stock Incentive Plan and 2007 Incentive Plan, as amended.
          (b) As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Stock Plans) shall adopt such resolutions or take such other actions as may be required, if any, so that, subject to the terms of the Stock Plans and the grants thereunder (i) each Phantom Unit shall become fully vested and deemed earned in full effective as of the day immediately preceding the date of acceptance for payment of the shares of Company Common Stock pursuant to the Offer, (ii) each holder of a Phantom Unit shall thereafter become entitled to receive in cash (subject to amounts required to be withheld by Law), within 30 days of the day immediately preceding the date of acceptance for payment of the shares of Common Stock pursuant to the Offer, the amount payable thereunder to the holder thereof pursuant the terms of such Phantom Unit and the related Stock Plan under which it was granted and (iii) any forfeiture provisions applicable to the Phantom Units shall lapse as of the acceptance for payment of shares of Company Common Stock pursuant to the Offer. As used in this Agreement, “Phantom Unit” means an award, other than an Option or Restricted Stock, granted and, immediately before the date specified in clause (b)(i) above, not paid or terminated to a current or former employee, director or independent contractor of the Company or any of the Company Subsidiaries or any former subsidiary of the Company or predecessor thereof pursuant to the Stock Plans for which the value of a Share of Company Common Stock is used to measure the benefits payable to the grantee of such award.
          (c) As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Stock Plans) shall adopt such resolutions or take such other actions as may be required to provide for the lapse as of the acceptance for payment of shares of Company Common Stock pursuant to the Offer of all forfeiture provisions applicable to any shares of Restricted Stock and to permit cashless or net vesting of such shares of Restricted Stock. Each holder of Restricted Stock shall be treated as a holder of the corresponding number of shares of Company Common Stock as of the acceptance for payment of shares of Company Common Stock pursuant to the Offer in accordance with the terms of Section 2.2 in the same manner as other outstanding shares of Company Common Stock issued and outstanding as of immediately prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer. As used in this Agreement, “Restricted Stock” means any award of restricted Company Common Stock outstanding immediately before the Effective Time with respect to which the restrictions have not lapsed, and which award shall not have previously expired or terminated, to a current or former employee, director or independent contractor of the Company or any of the Company Subsidiaries or any predecessor thereof pursuant to any applicable Stock Plan or any other contract or agreement entered into by the Company or any of the Company Subsidiaries.
          SECTION 2.5 Warrants. At the Effective Time and subject to Section 6.12, each outstanding Warrant of the Company shall be converted into the right to receive, upon exercise of such Warrant and payment of the exercise price thereof, an amount equal to the product of (x) the number of shares of Company Common Stock for which such Warrant may be exercised and (y) the Merger Consideration. As used in this Agreement, “Warrant” means a Common Stock Purchase Warrant issued by the Company pursuant to the Securities Purchase Agreement dated as of August 20, 2007.
          SECTION 2.6 Taking of Necessary Action; Further Action. Each of Parent, Merger Sub and the Company shall use commercially reasonable efforts to take all such actions as may be necessary or appropriate in order to effectuate the Merger under the DGCL as promptly as commercially practicable. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of either of the Constituent Corporations, the officers and directors of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take, and shall take, all such lawful and necessary action.
          SECTION 2.7 Option to Acquire Additional Shares. The Company hereby grants to Merger Sub an option (the “Top-Up Option”), exercisable in accordance with this Section 2.7, to purchase up to that number of newly issued shares of Company Common Stock (the “Top-Up Option Shares”) equal to the number of shares that, when added to the number of Shares owned by Parent and its subsidiaries immediately following consummation of the Offer, shall constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a cash purchase price per Top-Up Option Share equal to the Offer Price; provided, however, that the number of Top-Up Option Shares shall not exceed the number equal to 19.9% of the Shares outstanding immediately prior to the issuance of the Top-Up Option Shares. The Top-Up Option may be exercised by Merger Sub at any one time before the Effective Time within thirty (30) business days after Merger Sub’s acceptance of, and payment for Shares pursuant to the Offer in accordance with the terms of this Agreement. If Merger Sub wishes to so exercise the Top-Up Option, Merger Sub shall give the Company written notice within such thirty (30)-business day period specifying the number of shares of

Company Common Stock that Merger Sub wishes to purchase pursuant to the Top-Up Option and a place and a time (which, subject to applicable Law and any required regulatory approvals, shall be at least two (2), but not more than five (5), business days after the date of delivery of such written notice) for the closing of such purchase. At such closing, (i) the purchase price in respect of such exercise of the Top-Up Option (which shall equal the product of (x) the number of shares of Company Common Stock being purchased pursuant to the Top-Up Option and (y) the Offer Price) shall be paid to the Company in immediately available funds by wire transfer to an account designated by the Company, and (ii) the Company shall deliver to Merger Sub a certificate or certificates representing the number of shares of Company Common Stock so purchased. The Company agrees that it shall reserve (and maintain free from preemptive rights) sufficient authorized but unissued shares of Common Stock so that the Top-Up Option may be exercised without additional authorization of shares of Company Common Stock (after giving effect to all other options, warrants, convertible securities and other rights to purchase shares of Company Common Stock). Merger Sub shall acquire the Top-Up Option Shares for investment purposes only and not with a view to any distribution thereof, and will not sell any Top-Up Option Shares purchased pursuant to this Section except in compliance with the Securities Act of 1933, as amended.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth on the disclosure letter (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to other applicable sections of this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections) previously delivered by the Company to Parent (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:
          SECTION 3.1 Organization.
          (a) Each of the Company and the Company Subsidiaries is a corporation, limited liability company or limited partnership duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its organization. Each of the Company and the Company Subsidiaries has all requisite power and authority necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted. Each of the Company and the Company Subsidiaries possesses all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of their respective businesses as now conducted, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (collectively, “Permits”). A “Company Material Adverse Effect” means any change, event, occurrence or development of a state of facts that, individually or in the aggregate with all other changes, events, occurrences or developments of a state of facts, is materially adverse to, (i) the business, operations, properties, assets, liabilities (contingent or otherwise), financial condition or results of operations of the Company and the Company Subsidiaries considered as a single enterprise or (ii) the ability of the Company to perform its obligations under this Agreement in accordance with its terms or to consummate the Transactions; provided, however, that no event, change, occurrence or development of a state of facts shall be included in the definition of Company Material Adverse Effect that (A) arises out of general political, economic or market conditions or general changes or developments in the biotechnology or pharmaceutical industry or affecting participants in the biotechnology or pharmaceutical industry (provided that such adverse effect does not affect the Company or any Company Subsidiaries, taken as a whole, in a disproportionate manner), (B) results from or is caused by acts of terrorism or war (whether or not declared) or natural disasters occurring after the date hereof (provided that such adverse effect does not affect the Company or any Company Subsidiaries, taken as a whole, in a disproportionate manner), (C) arises out of, results from or relate to the Transactions or the announcement or performance thereof (including any negative impact on relationships with employees of the Company or the Company Subsidiaries as a result of the announcement or performance of this Agreement), provided that any legal or contractual consequence of the execution of this Agreement or the consummation of the Transactions that has not been disclosed to Parent in this Agreement or the Company Disclosure Letter shall not be excluded under this proviso, (D) results from changes in Law (after the date hereof) or any applicable accounting regulations or principles or the interpretations thereof, (E) results from changes in the price or trading volume of the Company’s stock (provided that any event, change, occurrence or development of a state of facts that may have caused or contributed to such change in market price or trading volume shall not be excluded under this proviso) (F) results from any failure by the Company to meet revenue, earnings or other projections, in and of itself (provided that any event, change, occurrence or development of a state of facts that may have caused or contributed to such failure to meet published revenue, earnings or other projections shall not be excluded under this proviso) or (G) results from a delisting warning or delisting of the Company Common Stock on the Nasdaq Stock Market due to the closing price per share falling below the $1.00 minimum bid price.
          (b) The copies of the certificate of incorporation and bylaws of the Company (the “Company Charter Documents”) which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement. The Company has delivered or made available to Parent complete and correct copies of the certificate of incorporation and by-laws (or comparable organizational documents) of each of the Company Subsidiaries (the “Subsidiary Documents”), in each case, as amended to the date of this Agreement. All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of the Company Subsidiaries is in violation of any of their respective provisions. The Company has made available to Parent correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of stockholders, the Company Board and each committee of the Company Board and the Company Subsidiaries since January 1, 2005; provided that the Company shall not be obligated to furnish to Parent any minutes for meetings that only discuss the Transactions or alternative transactions considered by the Company Board.

          SECTION 3.2 Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.005 per share, (“Company Preferred Stock”). As of the close of business on February 15, 2008: (A) 81,175,765 shares of Company Common Stock were issued and 80,962,765 shares of Company Common Stock were outstanding, including in each case the associated Preferred Share Purchase Rights (the “Rights”) issued pursuant to the Rights Agreement dated as of January 2, 2002 between the Company and The Bank of New York, as Rights Agent (the “Rights Agreement”); (B) no shares of Company Preferred Stock were issued or outstanding and 10,000 shares of Junior Participating Series A Company Preferred Stock were reserved for issuance upon exercise of the Rights under the Rights Agreement; (C) 213,000 shares of Company Common Stock were held by the Company in its treasury; (D) there were outstanding Options to purchase 5,032,753 shares of Company Common Stock and 7,866,067 shares of Company Common Stock were reserved for issuance under the Stock Plans (including upon exercise of the Options); (E) there were outstanding $130,000,000 in aggregate principal amount of the Company’s 2.50% Convertible Notes due 2012 (the “Notes”) convertible into 9,322,001 shares of Company Common Stock and such number of shares of Company Common Stock were reserved for issuance upon conversion of the Notes; and (F) there were outstanding Warrants exercisable for 7,692,305 shares of Company Common Stock and such number of shares of Company Common Stock were reserved for issuance upon conversion of the Warrants. Such issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, and are free of preemptive rights. Section 3.2(a) of the Company Disclosure Letter sets forth, as of the close of business on February 15, 2008, each outstanding option, warrant or other right to subscribe for, purchase or acquire from the Company any capital stock of the Company or securities convertible into or exchangeable for capital stock of the Company, including the name of the holder thereof, the stock plan under which it was issued, the date of grant and exercise price thereof, and the vesting schedule thereof. Except for the Phantom Units described on Section 3.2(a) of the Company Disclosure Letter, there are no outstanding or authorized stock appreciation rights, phantom stock awards or other rights that are linked in any way to the price of the Company Common Stock or the value of the Company or any part thereof. During the period from February 15, 2008 to the date of this Agreement, (i) the Company has not issued any shares of its capital stock, options, warrants voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, options, warrants, voting securities or equity interests. The Company has not, subsequent to February 15, 2008, declared or paid any dividend, or declared or made any distribution on, or authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. The Company has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of the Company of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the Company. Other than the Company Common Stock, there are no outstanding bonds, debentures, notes or other indebtedness or securities of the Company having the right to vote (or, other than the outstanding Options, Rights, Notes and Warrants, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

          (b) Except as set forth in Section 3.2(a) and for Company Preferred Stock issuable upon exercise of the Rights, (i) as of February 15, 2008, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, and (ii) there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities or equity interests of the Company or of any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.
          (c) The Compensation Committee of the Company’s Board of Directors, consisting solely of independent directors, has taken all such actions as may be required to cause to be exempted under Rule 14d—10(d)(2) under the Exchange Act, any and all employment compensation, severance and employee benefit agreements and arrangements that have been entered into or granted by the Company or any Company Subsidiary with or to current or future directors, officers, or employees of the Company and the Company Subsidiaries, to ensure that all such agreements and arrangements satisfy the safe harbor provisions of Rule 14d—10(d)(2) of the Exchange Act. All Options were granted at an exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of a share of Company Common Stock on the date of grant and no Option has been extended, amended or repriced since the date of the grant.
          SECTION 3.3 Authorization; No Conflict.
          (a) The Company has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly authorized and approved by the Company Board. No other corporate proceedings on the part of the Company or any of the Company Subsidiaries are necessary to authorize the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, except, in the case of the Merger (to the extent required by the DGCL), for the approval of this Agreement by the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Required Company Stockholder Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors rights generally and equitable principles of general applicability, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
          (b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions nor compliance by the Company with any of the provisions herein will (i) result in a violation or breach of or conflict with the

Company Charter Documents or the Subsidiary Documents, (ii) result in a violation or breach of or conflict with any provisions of, or result in the loss of any benefit under or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien (as defined in Section 3.4) upon any of the properties or assets owned or operated by the Company or any Company Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (c) below, violate any judgment, ruling, order, writ, injunction or decree of any Governmental Authority (“Judgment”) or any statute, code, decree, law, ordinance, rule or regulation or orders of Governmental Authorities (“Law”) applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than any such event described in items (ii) or (iii) which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.
           (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state, local or foreign governmental or regulatory authority (a “Governmental Authority”) is necessary to be obtained or made by the Company or any Company Subsidiary in connection with the Company’s execution, delivery and performance of this Agreement or the consummation by the Company of the Transactions, except for (i) compliance with the DGCL, with respect to the filing of the Certificate of Merger, (ii) compliance with and filings pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and the foreign competition or antitrust Laws identified on Section 3.3(c)(ii) of the Company Disclosure Letter, (iii) the filing with the SEC of (A) the Schedule 14D-9, (B) if necessary, a proxy statement in definitive form relating to the Company Stockholders Meeting (as defined in Section 6.1(b)) (such proxy statement, as amended or supplemented from time to time, (the “Proxy Statement”)) and compliance with other applicable requirements of the Exchange Act, (C) any information statement required by Rule 14f-1 promulgated by the SEC under the Exchange Act (the “Information Statement”) in connection with the Offer and (D) such reports under Section 13 or 16 of the Exchange Act and the rules and regulations promulgated thereunder, as may be required in connection with this Agreement and the Transactions, (iv) compliance with the rules of The Nasdaq Stock Market Inc. (“Nasdaq”), and (v) compliance with the “blue sky” laws of various states, other than such other consents, approvals, orders, authorizations, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.
          SECTION 3.4 Subsidiaries.
          (a) All of the subsidiaries of the Company (each a “Company Subsidiary” and together, the “Company Subsidiaries”) and their respective jurisdictions of organization are identified in Section 3.4(a) of the Company Disclosure Letter. Other than the Company

Subsidiaries, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person and there are no silent partnerships, sub-partnerships and/or similar rights with respect to the Company or any Company Subsidiary. As used in this Agreement, “Person” means an individual, corporation, partnership, limited partnership, joint venture, association, trust, unincorporated organization, limited liability company or other entity.
          (b) All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Company Subsidiary are, where applicable, duly authorized, validly issued, fully paid and nonassessable, and the Company or a Company Subsidiary is the record and beneficial owner of such shares, securities or interests, free and clear of any Liens or limitations on voting rights. All such shares of capital stock, equity securities and other ownership interests have been duly and validly issued and are fully paid and nonassessable. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary. There are no agreements requiring the Company or any Company Subsidiary to make contributions to the capital of, or lend or advance funds to, any Company Subsidiary. As used in this Agreement, “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, claim or encumbrance of any kind in respect of such asset.
          SECTION 3.5 SEC Reports and Financial Statements. Since January 1, 2005, the Company has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Company SEC Reports” ) required to be filed by the Company with the SEC. As of their respective dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, the Company SEC Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, as the case may be and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC Staff with respect to the Company SEC Reports. To the knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review or investigation. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.
          (a) The consolidated balance sheets and the related consolidated statements of operations, consolidated statements of stockholders’ equity and consolidated statements of cash flows (including, in each case, any related notes and schedules thereto) (collectively, the “Company Financial Statements”) of the Company contained in the Company SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as may be noted therein) applied on a consistent basis during the periods involved (except as otherwise noted therein) and present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year end adjustments that will not be material in amount or effect). Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities (i) as and to the extent reflected or reserved against on the audited balance sheet of the Company and the Company Subsidiaries as of December 31, 2006 (including the notes thereto) or any subsequent Company Financial Statement included in the Company SEC Reports or (ii) incurred after December 31, 2006 in the ordinary course of business consistent with past practices and that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.
          (b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including, any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the results, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company SEC Reports. As used in this Agreement, “Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
          (c) With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Reports filed since January 1, 2005, the principal executive officer and principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company) have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC and the statements contained in any such certifications are complete and correct.
          (d) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or 15d-15(e) promulgated by the SEC under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company and the Company Subsidiaries required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent completed evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company and to Parent, (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. To the knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
          (e) To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries nor any director, officer, agent, employee or Affiliate of the Company or any of the Company Subsidiaries is aware of any action, or any allegation of any action, or has taken any action, directly or indirectly, (i) that would constitute a violation by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder the (“FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, or (ii) that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with the Company or any of the Company Subsidiaries, in order to induce such person to act against the interest of his or her employer or principal.
          (f) The Company has disclosed to Parent all internal investigations, and, to the knowledge of the Company, all external, governmental or other regulatory investigations, in each case regarding any action or any allegation of any action described in subsection (e) of this Section 3.5. To the knowledge of the Company, it also has disclosed to Parent all facts or circumstances that call into question the accuracy of its books and records or the adequacy of the internal controls at the Company or any of the Company Subsidiaries with respect to the actions described in subsection (e) of this Section 3.5.

          (g) The Company and the Company Subsidiaries have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to ensure, compliance with the FCPA.
          (h) The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.
          SECTION 3.6 Absence of Material Adverse Changes, etc.
          (a) Since September 30, 2007, the Company and the Company Subsidiaries have conducted their business in the ordinary course of business consistent with past practice and:
     (i) there has not been or occurred any event, change, occurrence or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and
     (ii) neither the Company nor any of the Company Subsidiaries have taken any action described in Section 5.1 hereof (other than (b)(vii), (ix), (x), (xiii), (xv), (xvi) and (xvii) and (b)(xxii) to the extent relating the foregoing) that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of such provision.
          (b) Without limiting the foregoing, except as disclosed in the Available Company SEC Documents, since December 31, 2006, there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company or any of the Company Subsidiaries that materially affects the use thereof. As used in this Agreement, “Available Company SEC Documents” means the reports, schedules, forms, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, prior to the date of this Agreement.
          SECTION 3.7 Litigation. There are no suits, actions, claims or legal, administrative, arbitration or other proceedings or governmental or regulatory investigations pending or, to the knowledge of the Company, threatened, to which the Company or any of the Company Subsidiaries is a party, or, to the knowledge of the Company, that materially affects the assets of the Company or any of the Company Subsidiaries, except where such suits, actions, claims, proceedings or investigations would not reasonably be expected to result in a Judgment for money damages in excess of $250,000 and would not reasonably be expected to result in any material injunctive relief. There are no material Judgments of any Governmental Authority or arbitrator outstanding (or, to the knowledge of the Company, threatened to be imposed) against the Company or any of the Company Subsidiaries.
          SECTION 3.8 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, and (ii) the Proxy Statement (if any) will, at the date it is first mailed to the holders of Company Common Stock or at the time of the Company Stockholders Meeting (if such a meeting is held), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, at the time of the Company Stockholders Meeting (if such a meeting is held), omit to state any material fact necessary to correct any statement in any earlier communication from the Company with respect to the solicitation of proxies for the Company Stockholders Meeting that shall have become false or misleading in any material respect. The Schedule 14D-9, the Information Statement and the Proxy Statement (if any) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9, the Information Statement or the Proxy Statement (if any).
          SECTION 3.9 Broker’s or Finder’s Fees. Except for the Company Financial Advisor, no agent, broker, investment banker, or similar Person or firm acting on behalf of the Company or any Company Subsidiary or under the Company’s or any Company Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or similar fee or commission or reimbursement of expenses from any of the parties hereto in connection with any of the Transactions. The Company has heretofore delivered to Parent a complete and correct copy of the Company’s engagement letter with the Company Financial Advisor, which letter describes all fees payable to the Company Financial Advisor in connection with the Transactions, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of the Company Financial Advisor.
          SECTION 3.10 Employee Plans. (a) Section 3.10(a)(i) of the Company Disclosure Letter sets forth all Company Employee Benefit Plans. Section 3.10(a)(ii) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all employees of the Company and the Company Subsidiaries, indicating for each employee (to the extent permitted by Law) his or her name, date of hire, position, salary, target bonus, and accrued vacation and sick leave balance, location and status as full time or part time employees. Such information shall be updated in writing and delivered to Parent as of a date within three (3) business days of Closing. As used in this Agreement, “Company Employee Benefit Plan” means an Employee Benefit Plan maintained, adopted, sponsored, contributed or required to be contributed to by the Company or any entity with which the Company is considered a single employer under Section 414(b), (c) or (m) of the Code (“Company ERISA Affiliates») with respect to any current or former employee, officer or director of the Company or any of the Company Subsidiaries or any beneficiary or dependent thereof and under which the Company or any Company ERISA Affiliate would reasonably be expected to have any material liability. As used in this Agreement, “Employee Benefit Plan” means any material plan, program, policy, practice, agreement or other arrangement, whether written or unwritten, relating to individual consulting, employment, pension, profit-sharing, bonus, incentive compensation, deferred compensation, vacation, sick pay, stock purchase, equity-based stock option, phantom equity, severance, supplemental unemployment, hospitalization or other medical, life, or other insurance, long- or short-term disability, change of control, fringe benefit or any other similar employee benefits.
          (b) With respect to each Company Employee Benefit Plan, the Company has made available to Parent a true, correct and complete copy of: (i) each written Company Employee Benefit Plan and all amendments thereto, if any; (ii) the most recent Annual Report (Form 5500 Series) including all applicable schedules, if any; (iii) the current summary plan description and any material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no summary plan description exists; (iv) the most recent determination letter (or if applicable, advisory or opinion letter) from the Internal Revenue Service, if any; and (v) all material notices given to such Company Employee Benefit Plan, the Company, or any Company ERISA Affiliate by the Internal Revenue Service, Department of Labor, Pension Benefit Guarantee Corporation, the Financial Services Commission of Ontario, the Canada Revenue Agency, or other governmental agency relating to such Company Employee Benefit Plan.
          (c) Each Company Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (“Qualified Company Employee Benefit Plan”) has been the subject of a favorable determination letter (or, if applicable, advisory or opinion letter) from the Internal Revenue Service that has not been revoked (or if not determined to be so qualified, such Company Employee Benefit Plan may still be amended within the remedial amendment period to cure any qualification defect to the extent permitted by Law), and to the Company’s knowledge, no event has occurred and no condition exists that would reasonably be expected to adversely affect the qualified status of any such Company Employee Benefit Plan.
          (d) (i) Each Company Employee Benefit Plan has been operated and administered in all material respects in accordance with its provisions and in compliance with all applicable provisions of ERISA and the Code and any other applicable Laws; and (ii) all contributions required to be made to any Company Employee Benefit Plan have to the extent material been made or the amount of such payment or contribution obligation has been reflected in the Available Company SEC Documents which are publicly available prior to the date of this Agreement.
          (e) (i) Neither the Company nor any Company Subsidiary has engaged in any prohibited transaction that will have a material effect on the Company and the Company Subsidiaries, taken as a whole, within the meaning of Section 4975 of the Code or Section 406 of ERISA, as a fiduciary or party in interest with respect to any Company Employee Benefit Plan; and (ii) to the knowledge of the Company, no prohibited transaction has occurred with respect to any Company Employee Benefit Plan.
          (f) Neither the Company nor any Company ERISA Affiliate has, at any time during the last six years, sponsored, contributed to or been obligated to contribute to any pension plan subject to Title IV of ERISA, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA).

          (g) No Company Employee Benefit Plan that is a welfare plan within the meaning of Section 3(1) of ERISA provides benefits or coverage following retirement or other termination of employment other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state Law, or claims incurred on or before the end of the month on or immediately following the termination date of any employee.
          (h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions, either alone or in connection with a subsequent event, will (i) result in any material payment (including without limitation severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer or employee of the Company under any Company Employee Benefit Plan or otherwise, (ii) result in a payment or benefit becoming due to any director, officer or employee of the Company under any Company Employee Benefit Plan or otherwise which will be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code that is subject to the imposition of an excise tax under section 4999 of the Code, (iii) materially increase any benefits otherwise payable under any Company Employee Benefit Plan, or (iv) result in the acceleration of the time of payment, funding or vesting of any such benefits to any material extent.
          (i) Each Company Employee Benefit Plan has been operated in good faith compliance with the applicable provisions of Section 409A of the Code, and no benefit provided under such Company Employee Benefit Plan will trigger any reportable transaction under Section 409A of the Code.
          (j) With respect to each non-US Company Employee Benefit Plan (a “Foreign Plan”):
     (i) all employer and employee contributions to each Foreign Plan required by law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices;
     (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities;
     (iii) other than routine claims for benefits, no Company Employee Benefit Plan, no administrator of any Company Employee Benefit Plan, and no member of any body which administers a Company Employee Benefit Plan, is subject to any pending action, investigation, examination, claim (including claims for income taxes, interest, penalties, fines or excise taxes) or any other proceeding initiated by any Person, and there exists no state of facts which could reasonably be expected to give rise to any such action, investigation, examination, claim or other proceeding;
     (iv) subject to the requirements of applicable Laws, no provision of any Company Employee Benefit Plan or of any agreement, and no act or omission of the Company in any way limits, impairs, modifies or otherwise affects the right of the Company to unilaterally amend or terminate any Company Employee Benefit Plan, and no commitments to improve or otherwise amend any Company Employee Benefit Plan have been made; and

     (v) No Foreign Plan is, or at any time was, a defined benefit registered pension plan; and
          (k) the Company is not and has not at any time since 27 April 2004 been connected with or an associate of (as those terms are used in the UK Pensions Act 2004) an employer in relation to an occupational pension scheme (as defined in section 1 of the UK Pension Schemes Act 1993 (“PSA 1993”) established in the UK which is not a money purchase scheme (as defined in section 181 of PSA 1993).
          As used in this Agreement, “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, and “ERISA” means the Employee Retirement Income Securities Act of 1974, as amended, and the rules and regulations promulgated thereunder.
          SECTION 3.11 Opinion of Financial Advisor. The Company Board has received from the Company Financial Advisor an opinion (the “Fairness Opinion”) to the effect that, as of the date of the opinion and subject to the considerations and limitations set forth therein, the consideration to be received by holders of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to the holders of the Company Common Stock (other than Parent, Merger Sub and their affiliates). The Company has delivered to Parent a correct and complete copy of the Fairness Opinion for informational purposes only and not for reliance by Parent.
          SECTION 3.12 Taxes.
          (a) Each of the Company and each Company Subsidiary has timely filed all material federal, provincial, state, local, municipal, and other Tax Returns required to be filed by it in the manner prescribed by applicable Law and all such Tax Returns are true, complete and correct in all material respects; and all Taxes due and owing (whether or not shown as due on such Tax Returns) have been paid in full and the Company and each Company Subsidiary has made adequate provision (or adequate provision has been made on its behalf) for all accrued Taxes not yet due. The accruals and reserves for Taxes reflected in the Company’s Form 10-K for the fiscal year ended December 31, 2006 are adequate to cover all Taxes accruing through such date. There are no Liens on any of the assets, rights or properties of the Company or any Company Subsidiary with respect to Taxes, (other than Liens for Taxes not yet due and payable or for Taxes that the Company or a Company Subsidiary is contesting in good faith through appropriate proceedings).
          (b) There is no claim, audit, action, suit, proceeding or investigation currently pending or, to the knowledge of the Company threatened against or with respect to the Company or any Company Subsidiary in respect of any Tax or Tax asset of the Company or any Company Subsidiary.
          (c) Neither the Company nor any Company Subsidiary has ever been a party to a “reportable transaction” within the meaning of Treas. Reg. Sec. 1.6011-4(b) or any similar provision of state, local or foreign law.

          (d) Neither the Company nor any Company Subsidiary is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority).
          (e) The federal income Tax Returns of the Company and the Company Subsidiaries have been examined by and settled with the United States Internal Revenue Service or have expired or otherwise have been closed by virtue of the expiration of the relevant statute of limitations for all taxable periods ending on or before December 31, 2003.
          (f) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) has any liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treas. Reg. Sec. 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee of successor, by contract, or otherwise.
          (g) Neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any Tax Return. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (h) Neither the Company nor any Company Subsidiary has been included in any “consolidated”, “unitary” or “combined” Tax Return provided for under the law of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or any Company Subsidiary are the only members).
          (i) Neither the Company nor any Company Subsidiary has applied for and/or received a ruling or determination from a Tax Authority regarding a past or prospective transaction of the Company or any Company Subsidiary.
          (j) No claim has been made by a Tax Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to taxation by that jurisdiction.
          (k) Each of the Company and each Company Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
          (l) Each of the Company and each Company Subsidiary has collected from each receipt from any of the past and present customers (or other third parties) the amount of all Taxes (including sales taxes) required to be collected and has paid and remitted such Taxes when due, in the form required under applicable Laws.
          (m) The unpaid Taxes of the Company or any Company Subsidiary, if any, (i) did not exceed any payables or liabilities for Taxes that are reflected or reserved against on the Balance Sheet and (ii) do not exceed any such payables or liabilities incurred in the ordinary course of business and are consistent with past practice since September 30, 2007.
          (n) Neither the Company nor any Company Subsidiary has been a United States real property interest within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          (o) Neither the Company nor any Company Subsidiary has (i) applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or corresponding Tax Laws of any Tax Authority; (ii) any knowledge that any Tax Authority has proposed or purported to require such adjustment or change in accounting method, and the Company has no knowledge or belief that any such adjustment under Section 481 of the Code or the corresponding Tax Laws of any Tax Authority will be required of the Company or any Company Subsidiary upon completion of, or by reason of the Merger.
          (p) Since January 1, 2007, the Company and each Company Subsidiary has only incurred liabilities for Taxes arising in the ordinary course of business.
          (q) Neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.
          (r) The Company and each Company Subsidiary has possession, custody or control of all records and documentation that it is obliged to hold, preserve and retain for the purposes of any Tax and of sufficient information to enable it to compute correctly its liability to Tax in so far as it relates to any event occurring on or before the Closing Date.
          (s) As used in this Agreement (i) “Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date or, as the context may require, all such periods. If a taxable period begins on or before the Closing Date and ends after the Closing Date, then the portion of the taxable period to the end of the Closing Date shall constitute a Pre-Closing Tax Period; (ii) “Taxes” means all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including income, franchise, profits, corporations, goods and services, advance corporation, gross receipts, transfer, excise, property, sales, use value-added, ad valorem, license, capital, wage, employment, Canada and provincial pension plan contributions, payroll, withholding, social security, unemployment and employment insurance contributions, severance, occupation, import, custom, stamp, capital, alternative, add-on minimum, environmental or other governmental taxes or charges, imposed by any Federal, state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions to tax applicable or related thereto whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person; “Tax Return” means any return, election, report, claim for refund, declaration, statement, certificate, bill, schedule or other document, together with all amendments, attachments and supplements thereto, required to be filed with any Taxing Authority; and “Tax Authority” or “Taxing Authority” means any governmental or regulatory authority, body or instrumentality exercising any authority to impose, regulate or administer the imposition of Taxes; and (iii) “Tax Claim” means any notice in writing of any examination, dispute, settlement, proposed settlement, administrative or judicial proceeding or other matter relating to Taxes of the Company or any Company Subsidiary (whether pending or threatened).
          (t) Neither the Company nor any Company Subsidiary are a party to any agreement, contract, arrangement or plan that has resulted, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code.
          SECTION 3.13 Environmental Matters.
          (a) Except as has not had and would not reasonably be expected to have, individually or the aggregate, a Company Material Adverse Effect:
     (i) The Company and the Company Subsidiaries are and have for the past five years been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, notices, approvals and authorizations, if any, required under Environmental Laws in connection with the operation of the Company’s and any Company Subsidiary’s businesses or owned or leased real property.
     (ii) There are no pending or, to the knowledge of the Company, threatened, demands, claims, investigations, proceedings, information requests, or notices against the Company or any Company Subsidiary or any property currently or, to the knowledge of the Company, formerly owned or leased by the Company or any Company Subsidiary alleging non-compliance with or liability under any Environmental Law.
     (iii) To the knowledge of the Company, there are no conditions associated with the Company or any Company, Subsidiary or its operations or any real property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any Company Subsidiary or, to the knowledge of the Company, any other property, including any property to which the Company or any Company Subsidiary or any person working at the request or direction of the Company or any Company Subsidiary has arranged for the disposal or treatment of Hazardous Substances that would reasonably be expected to give rise to any violation of any Environmental Laws or result in the Company or any Company Subsidiary incurring Environmental Liabilities.
     (iv) Neither the Company nor any Company Subsidiary has assumed by contract or other binding agreement or by operation of Law, any liabilities of a third party arising under or pursuant to any Environmental Law or has agreed to indemnify, defend or hold harmless any third party for any liabilities arising under or pursuant to any Environmental Law.
          (b) The Company and each Company Subsidiary have made available to Parent copies of any material environmental or health and safety assessments, audits, investigations, or similar reports pertaining to the operation of the Company’s and any Company Subsidiary’s businesses and the operation or use of any real property currently or formerly owned, leased, or operated by the Company or any Company Subsidiary and any correspondence relating to any pending or threatened claim or proceeding or any similar matter resolved in the past five years, to the extent in the possession, custody or control of the Company or any Company Subsidiary.
          (c) As used in this Agreement, (i) “Environmental Laws” means any national, super-national, regional, federal, foreign, state, provincial or local Law or legal requirement, including regulations, orders, permits, licenses, approvals, ordinances, directives and the common law, pertaining to (a) pollution, the environment, natural resources, and the protection of the environment or human health and safety or (b) the presence of, use, handling, recycling, generation, treatment, storage, transportation or disposal of or employee exposure or the labeling or registration of Hazardous Substances and (ii) “Hazardous Substance” means any material, substance, chemical or waste (including, but not limited to biologic agents or vectors, living or genetically modified materials, culture, serum, wastes or off spec products) that are listed, classified, regulated, or characterized as hazardous, biohazardous, toxic, dangerous, explosive, radioactive, reactive, infectious, contagious, bioaccumulative, special, or as a pollutant, contaminant or words of similar meaning or effect under Environmental Laws or would otherwise form the basis of liability under such Environmental Laws, including, but not limited to, asbestos, bloodborne pathogens, radiation and radioactive materials, polychlorinated biphenyls, petroleum and petroleum products and by-products, lead, pesticides, natural gas, nuclear fuel, bacteria or fungi and medical waste.
          SECTION 3.14 Regulatory Compliance.
          (a) The Company and the Company Subsidiaries are (and since January 1, 2006 have been) in compliance in all material respects with all Laws applicable to the Company or any Company Subsidiaries, any of their properties or other assets or any of their businesses or operations. All activities of the Company or any of the Company Subsidiaries that are subject to the jurisdiction of the United States Food and Drug Administration (the “FDA”), European Medicines Agency (“EMEA”) or any comparable Governmental Authority, or subject to the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), and the regulations promulgated thereunder or similar Laws of any foreign jurisdiction (collectively, “Drug Laws”), have been conducted in compliance in all material respects with all applicable requirements under all such Drug Laws, including, without limitation, those relating to good laboratory practices, good clinical practices, adverse event reporting, good manufacturing practices, recordkeeping, and filing of reports. Except for matters governed by Environmental Laws, which are addressed in Section 3.13 hereof, neither the Company nor any of the Company Subsidiaries has received after January 1, 2006 any notice or other communication from the FDA, EMEA or any other Governmental Authority alleging any violation of any Drug Law by the Company or any Company Subsidiary relating to any activity that is subject to Drugs Laws. Neither the Company nor any of the Company Subsidiaries has received after January 1, 2006 any (i) notices of inspectional observations (including those recorded on form FDA 483), establishment inspection reports, warning letters, untitled letters, or (ii) any other documents issued by the FDA, EMEA or any other Governmental Authority that indicate lack of compliance with any Drug Law by the Company, any Company Subsidiary, or by Persons who are otherwise performing services for the benefit of the Company or any Company Subsidiary.

          (b) The Company and the Company Subsidiaries are (and since January 1, 2006 have been) in compliance in all material respects with the terms of all Permits. Since January 1, 2006, neither the Company nor any of the Company Subsidiaries has received written notice to the effect that a Governmental Authority (i) claimed or alleged that the Company or any of the Company Subsidiaries was not in material compliance with any Drug Laws applicable to the Company or any of the Company Subsidiaries, any of their properties or any other assets or any of their businesses or operations or (ii) was considering the amendment, termination, revocation or cancellation of any Permit. The consummation of the Merger, in of itself, will not cause the revocation or cancellation of any Permit.
          (c) All preclinical tests performed in connection with or as the basis for any submission to the FDA, EMA or other comparable Government Authority, filed under an IND, CTA, or other foreign equivalent or that the Company anticipates will be submitted to FDA or EMEA or other comparable Governmental Authority either (i) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice (“GLP”) requirements, including those contained in 21 C.F.R. Part 58 or (ii) involved experimental research techniques that were not required to be performed by a registered GLP testing laboratory, but employed procedures and controls generally used by qualified experts in the conduct of preclinical studies.
          (d) All human clinical trials to the extent conducted by the Company or the Company Subsidiaries, or to the knowledge of the Company by a third party on behalf of the Company or the Company Subsidiaries, have been and are being conducted in material compliance with all applicable requirements of “Good Clinical Practice”, “Informed Consent” and, to the knowledge of the Company, “Institutional Review Boards”, as those terms are defined by FDA, EMEA, and all applicable Drug Laws relating to clinical trials or the protection of human subjects, including those contained in 21 C.F.R. Parts 50, 54, 56, and 312, and the provisions governing the privacy of patient medical records under the Health Insurance Portability and Accountability Act of 1996 and the implementing regulations of the United States Department of Health and Human Services and all comparable foreign Drug Laws. Neither the Company nor any Company Subsidiary, nor to the knowledge of the Company, anyone acting on behalf of the Company or any Company Subsidiary, has received since January 1, 2006 any notice that the FDA, EMEA or any other Governmental Authority or institutional review board has initiated, or threatened to initiate, any clinical hold or other action to suspend any clinical trial or suspend or terminate any IND (or foreign equivalent thereto) sponsored by the Company or any Company Subsidiary, or otherwise materially restrict the preclinical animal studies on or clinical study of Thelin. Notwithstanding the foregoing, any representation is made only to the knowledge of the Company with respect to activities by third parties to which the Company has transferred its regulatory obligations under the provisions of 21 C.F.R. Section 312.52 or any comparable foreign Drug Law.
          (e) No product or product candidate manufactured, tested, distributed, held or marketed by the Company or any of the Company Subsidiaries has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise) since January 1, 2006. No proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any such product or product candidate or pre-market approvals or marketing authorizations are pending, or to the knowledge of the Company, threatened, against the

Company or any of its Affiliates, nor have any such proceedings been pending at any time since January 1, 2006. The Company has, prior to the execution of this Agreement, provided or made available to Parent all information about adverse drug experiences since January 1, 2006 obtained or otherwise received by the Company from any source, in the United States or outside the United States, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological/surveillance studies or registries, reports in the scientific literature, and unpublished scientific papers relating to any product or product candidate manufactured, tested, distributed, held or marketed by the Company, any of the Company Subsidiaries or any of their licensors or licensees in the possession of the Company or any of the Company Subsidiaries (or to which any of them has access). In addition, the Company (and each Company Subsidiary, as applicable) has filed all annual and periodic reports, amendments and IND Safety Reports required for any of its products or product candidates required to be made to the FDA, EMEA or any other Governmental Authority.
          (f) There are no proceedings pending or, to the knowledge of the Company, threatened against the Company or a Company Subsidiary with respect to a violation by the Company or any Company Subsidiary of any Drug Law.
          (g) Section 3.14(g) of the Company Disclosure Letter sets forth a complete and accurate listing as of the date hereof by study title and report number of all preclinical animal studies and clinical trials previously or currently undertaken or sponsored with respect to Thelin in connection with or as the basis for any regulatory submission by or on behalf of the Company or the Company Subsidiaries to FDA, EMEA or any other Governmental Authority. True, complete and accurate copies of all such data and reports made available to the Company with respect to the studies and trials listed in Section 3.14(g) of the Company Disclosure Letter have been provided for review to the Parent, and the Company has otherwise provided or made available for review all material animal preclinical and material clinical studies and trials and all other material information known to it regarding the efficacy and safety of Thelin.
          (h) Except for Thelin, neither the Company nor any Company Subsidiary has or is marketing, distributing, selling or otherwise commercializing any product.
          (i) The Company and each Company Subsidiary have delivered or made available to Parent all forms, licenses, reports, applications, material correspondence, and material meeting minutes received from or sent to the FDA, EMEA and any other similar Governmental Authority relating to Thelin.
          (j) None of the Company, any Company Subsidiary, or any officer, employee or, to the knowledge of the Company, agent of the Company or any of the Company Subsidiaries, has with respect to any product that is manufactured, tested, distributed, held or marketed by the Company or any of the Company Subsidiaries made an untrue statement of a material fact or fraudulent statement to the FDA, the EMEA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA, the EMEA or any other Governmental Authority, or committed any act, made any statement, or failed to make any statement, that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Fact, Bribery, and Illegal Gratuities”,

set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the EMEA or any other Governmental Authority in the European Economic Area to invoke any similar policy. Neither the Company (or any Company Subsidiary) nor, to the knowledge of the Company, any officer, employee or agent of the Company or any Company Subsidiary has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (x) debarment under 21 U.S.C. Section 335a or any similar state or federal Law, or (y) exclusion from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar state or federal Law.
          SECTION 3.15 Intellectual Property.
          (a) Either the Company or a Company Subsidiary owns all right, title and interest, or is licensed and has a valid and continuing right to use, subject to any existing licenses or other grants to third parties, the Company Intellectual Property Rights. The Company Intellectual Property Rights comprise all of the Intellectual Property necessary for the conduct and operations of the business of the Company as currently conducted. Section 3.15(a) of the Company Disclosure Letter sets forth an accurate and complete list as of the date hereof of all Patents, registered Marks, pending applications for registrations of any Marks, registered Copyrights and pending applications for registration of any Copyrights owned or filed by the Company or any of the Company Subsidiaries and the jurisdictions in which each such Company Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed.
          (b) To the knowledge of the Company, the business and operations of the Company and the Company Subsidiaries, their products and services and the designing, development, manufacturing, reproduction, use, marketing, sale, distribution, maintenance and modification of any of the foregoing as presently performed does not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third party.
          (c) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened: (i) claims by any Person, alleging infringement, misappropriation, violation or dilution by the Company or the Company Subsidiaries of any Intellectual Property of a third party or challenging the validity, enforceability, ownership or use by the Company or a Company Subsidiary of any of the Company Intellectual Property Rights; (ii) claims by the Company or the Company Subsidiaries, alleging infringement, misappropriation, violation or dilution by a third party of any Company Intellectual Property Rights; (iii) claims by any Person against the Company or the Company Subsidiaries regarding payment of any royalty, license fee, charge or other amount due by the Company or a Company Subsidiary with respect to the use by the Company or a Company Subsidiary of any Intellectual Property of a third party; or (iv) claims that any default exists under any Contracts (including licenses, sublicenses, assignments and indemnities) under which the Company or a Company Subsidiary (A) has received or has granted any express license or express covenant not to sue with respect to Company Intellectual Property Rights or (B) is obligated to make payments or provide other consideration (in any form, including royalties, milestones and other contingent payments or other consideration) to a third party for use of any Company Intellectual Property Rights, in each case that is material to the business of the Company and the Company

Subsidiaries as currently conducted and other than (x) customer, consultant, distribution, advertising and marketing, clinical trial, web development and design, and other similar commercial arrangements or agreements entered into in the ordinary course of business, (y) “shrink-wrap” or other non-exclusive licenses granted to the Company or a Company Subsidiary that are generally commercially available, and (z) agreements between and among the Company and/or one or more Company Subsidiaries (“Intellectual Property Agreements”), and, to the knowledge of the Company, there is no reasonable basis for any such claims. Section 3.15(c) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and accurate list of all Intellectual Property Agreements.
          (d) No Company Intellectual Property Right is subject to any action, order, settlement agreement or stipulation that restricts in any material manner the use, transfer or licensing thereof by the Company or that may materially affect the validity, use or enforceability of such Company Intellectual Property Rights whether before or after the Closing. Except for the agreements set forth on Section 3.15(c) of the Company Disclosure Letter, the Company has not expressly granted any licenses, sublicenses, covenants not to sue or any other rights in, to or under the Company Intellectual Property Rights, in each case that is material to the business of the Company and the Company Subsidiaries as currently conducted and other than customer, consultant, distribution, advertising and marketing, clinical trial, web development and design, and other similar commercial arrangements or agreements entered into in the ordinary course of business and agreements between and among the Company and/or one or more Company Subsidiaries.
          (e) To the knowledge of the Company and as of the date hereof, none of the Company Intellectual Property Rights listed in Section 3.15(a) of the Company Disclosure Letter, except as identified therein, has lapsed, expired, been finally abandoned or been declared invalid or unenforceable, in whole or in part, by any Governmental Authority, and, to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to provide a basis for such abandonment, invalidity, or unenforceability. With respect to all Company Intellectual Property Rights listed in Section 3.15(a) of the Company Disclosure Letter, except as identified therein, all necessary filings have been timely made, and all necessary maintenance fees, and other fees have been timely paid to continue all such rights in effect as of the date hereof.
          (f) Each of the employees located in the United States who has contributed to or participated in the discovery, creation, conception, reduction to practice, or development of any Company Intellectual Property Right on behalf of the Company or any Company Subsidiary: (i) has executed a valid “invention assignment” agreement (in a form delivered by Company to Parent prior to Closing) under which he/she/it has assigned to the Company or Company Subsidiary, or is under a valid obligation to assign to the Company or Company Subsidiary, all right, title and interest in such Intellectual Property; (ii) is a party to a valid “work-made-for-hire” or other agreement under which the Company or Company Subsidiary is deemed to be the original and exclusive owner and author of all subject matter included in such Intellectual Property (a correct and complete copy of each such “work-made-for-hire” or other similar agreement having been delivered by Company to Parent prior to Closing); or (iii) otherwise has by operation of law irrevocably vested in the Company or Company Subsidiary all right, title and interest in such Intellectual Property by virtue of his or her relationship with the Company or

Company Subsidiary, except in each case as would not have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, no such employee has any contractual or other obligation that would preclude any such assignment or otherwise conflict with the obligations of such employee to the Company or any Company Subsidiary, as the case may be. No former employer of any employee of the Company or the Company Subsidiaries has made a claim against the Company or Company Subsidiary, that such employee is using Intellectual Property of such former employer. To the knowledge of the Company, no employee located outside of the United States has contributed to or participated in the discovery, creation, conception, reduction to practice, or development of any Patents included in any Company Intellectual Property Right on behalf of the Company or any Company Subsidiary.
          (g) The Company and the Company Subsidiaries have taken reasonable steps necessary to protect and preserve the confidentiality of their Trade Secrets. To the knowledge of the Company, all employees, contractors and other parties having access to such Trade Secrets have executed a written proprietary information or confidentiality agreement with the Company or the Company Subsidiaries. To the knowledge of the Company, there have been no violations of confidentiality with respect to any such Trade Secrets by any Person.
          (h) To the knowledge of the Company, no government funding and no facilities of a university, college, other educational institution or research center were used in the development of any Intellectual Property claimed in any issued Patent claiming the active ingredient, composition, method of manufacture or use of Thelin owned by the Company or any of the Company Subsidiaries where, as a result of such funding or the use of such facilities, the government or any university, college, other educational institution or research center has any rights in such Intellectual Property except with respect to any method of use Patent as would not be material to the Company and the Company Subsidiaries, taken as a whole.
          (i) As used in this Agreement, “Intellectual Property” means any Marks, Patents, Copyrights, domain names, Trade Secrets, industrial designs, any rights in know-how, inventions or tangible research materials, and any other intellectual property and intellectual property rights of any kind or nature. As used in this Agreement, “Trade Secrets” means any trade secrets under applicable Law anywhere in the world and all claims and rights related thereto. As used in this Agreement, “Patents” means, collectively, all patents and applications therefor, including all provisionals, non-provisionals, continuations, divisionals, continuations-in-part, reexaminations and reissues and any and all extensions, and renewals of any of the foregoing, including without limitation supplementary protection certificates. As used in this Agreement, “Marks” means trade marks, service names, brand names, brand marks, trade dress rights, and any other source identifying symbols, logos, emblems, signs or insignia, whether registered or unregistered, and all registrations and applications therefor, together with the goodwill associated with or symbolized thereby. As used in this Agreement, “Copyrights” mean all copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights, and all registrations and applications therefor. As used in this Agreement, “Company Intellectual Property Rights” means all Intellectual Property owned or used by the Company or any of the Company Subsidiaries that is material to or necessary for the conduct of the business of the Company or any of the Company Subsidiaries as currently conducted.

          (j) Notwithstanding the foregoing, nothing in this Section 3.15 shall apply to the drug Argatroban or to any Intellectual Property associated therewith.
          SECTION 3.16 Employment Matters.
          (a) Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the knowledge of the Company, are there, any threatened or pending union organizing activities or representation campaigns respecting any of the employees of the Company or any of the Company Subsidiaries. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of the Company Subsidiaries. During the 180-day period preceding the Closing Date, there will have been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act or any similar state, local law or provincial law.
          (b) The Company and the Company Subsidiaries are in compliance in all material respects with all terms and conditions of employment and all Laws respecting employment, including, pay equity, wages and hours of work and occupational health and safety, and to the knowledge of the Company, there are no outstanding claims, charges, complaints, investigations or order under any such Laws;
          (c) No trade union has applied to have the Company or any of the Company Subsidiaries declared a related employer pursuant to the Labour Relations Act (Ontario);
          (d) There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any Company Subsidiary has been reassessed in any material respect under such legislation during the past three (3) years and, to the knowledge of the Company, no audit of the Company or any Company Subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or potential claims that may materially adversely affect the Company’s or any of the Company Subsidiaries’ accident cost experience in respect of their business.
          (e) Neither the Company nor any Company Subsidiary has or reasonably anticipates any direct or indirect liability that would be material to the Company and the Company Subsidiaries taken as a whole with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.
          SECTION 3.17 Insurance. Section 3.17 of the Company Disclosure Letter sets forth a correct and complete list as of the date hereof of all insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage provided thereunder) maintained by the Company or any of the Company Subsidiaries (the “Policies”). To the knowledge of the Company, the Policies provide adequate coverage for the operations conducted by the Company and the Company Subsidiaries. The Policies are in

full force and effect. Neither the Company nor any of the Company Subsidiaries is in material breach or default, and neither the Company nor any of the Company Subsidiaries have taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of the material Policies. No notice of cancellation or termination has been received by the Company with respect to any of the Policies.
          SECTION 3.18 Material Contracts.
          (a) Set forth in Section 3.18(a) of the Company Disclosure Letter is a list of the following Contracts to which the Company or any Company Subsidiary is a party or by which it is bound as of the date hereof (each such Contract, whether or not set forth in such section of the Company Disclosure Letter, a “Material Contract”):
     (i) employment Contract (other than ordinary course employment contracts with employees located in Europe), severance Contract, change of control Contract or any employee collective bargaining agreement or other Contract with any labor union;
     (ii) Contract not to compete or otherwise restricting in any material respect the development, manufacture, marketing, distribution or sale of any products or services (including any Contract that requires the Company or any of the Company Subsidiaries to work exclusively with any Person in any particular area) or any other similar limitation on the ability of the Company or any of the Company Subsidiaries to transact or compete in any line of business, in any therapeutic area, with any Person, in any geographic area or during any period of time;
     (iii) Contract containing any provision that applies to or restricts the operations or business of any Affiliate of the Company (other than any of the Company Subsidiaries) in a manner described in Section 3.18(a)(ii);
     (iv) Contract with (A) any Affiliate of the Company, other than any of the Company Subsidiaries, or any officer or director, (B) any current holder of capital stock of the Company or any Affiliate (other than any director, officer or employee or former employee holding incentive awards under any Stock Plan) or (C) any director or officer of the Company or a Company Subsidiary (other than any Contracts of the type described in Section 3.18(a)(i) or indemnification agreements) thereof;
     (v) each lease, license, sublease or other occupancy right or similar Contract with any Person (together with any amendments or supplements thereto) (each, a “Lease”) under which the Company or any of the Company Subsidiaries are a lessee, lessor or sublessor of, or makes available for use, to any Person (other than the Company) any real property or any portion or any premises otherwise occupied by or owned by the Company or any of the Company Subsidiaries;
     (vi) Contract (A) requiring or otherwise involving the potential payment by or to the Company or any of the Company Subsidiaries of more than an aggregate of $1,000,000, (B) in which the Company or any of the Company Subsidiaries have granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to Thelin or (C) in which the Company or any of the Company Subsidiaries have agreed to purchase a minimum quantity of goods relating to Thelin or has agreed to purchase goods relating to Thelin exclusively from a certain party;
     (vii) Contract for the disposition of any significant portion of the assets or business of the Company or any of the Company Subsidiaries or any agreement for the acquisition, directly or indirectly, of a material portion of the assets or business of any other Person, in each case within the last five years;
     (viii) non ordinary course Contract for any joint venture, partnership, material research and development project or similar arrangement;
     (ix) Intellectual Property Agreement;
     (x) Contract (other than trade debt incurred in the ordinary course of business) under which the Company or any of the Company Subsidiaries have borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness for borrowed money to, any Person, in each case with a principal amount in excess of $1,000,000;
     (xi) Contract (including so-called take-or-pay or keepwell agreements) under which (A) any Person has directly or indirectly guaranteed indebtedness for borrowed money, liabilities or obligations of the Company or any of the Company Subsidiaries or (B) the Company or any of the Company Subsidiaries have directly or indirectly guaranteed indebtedness for borrowed money, liabilities or obligations of any Person (other than a Company Subsidiary), in each case other than (I) endorsements for the purpose of collection in the ordinary course of business, (II) Contract with a principal amount or expected obligations or liabilities of less than $1,000,000 and (III) ordinary course Contracts relating to research and development of products;
     (xii) Except for Contracts covered by (vi) above, Contract under which the Company or any of the Company Subsidiaries have, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person other than a Company Subsidiary in excess of $1,000,000;
     (xiii) Contract providing for any mortgage or security interest in material property of the Company and the Company Subsidiaries;
     (xiv) confidentiality agreements with any full time employee of the Company or any of the Company Subsidiaries that is not substantially in the form of the Company’s or a Company Subsidiary’s form of confidentiality agreement;
     (xv) Contract involving a supply or tolling agreement or arrangement that commits the Company or any of the Company Subsidiaries to purchase goods or supplies relating to Thelin for clinical studies or commercial use;

     (xvi) Contract involving a standstill or similar obligation of the Company or any of the Company Subsidiaries to a third party or of a third party to the Company or any of the Company Subsidiaries;
     (xvii) Contract with any Governmental Authority other than clinical trial Contracts, investigator initiated study Contracts, sponsored research Contracts and similar research and development Contracts; and
     (xviii) Contract not entered into in the ordinary course of business that is material to the Company and the Company Subsidiaries taken as a whole and not required to be disclosed in response to any other subparagraph of this Section 3.18(a).
          (b) Except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, (i) each of the Material Contracts is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company and the Company Subsidiaries party thereto, subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of the Company Subsidiaries is in material default under any Material Contract, nor, to the knowledge of the Company, does any condition exist that, with notice or lapse of time or both, would constitute a material default thereunder by the Company and the Company Subsidiaries party thereto and (iii) to the knowledge of the Company, no other party to any Material Contract is in material default thereunder, nor does any condition exist that, with notice or lapse of time or both, would constitute a material default thereunder of such other party. As of the date hereof neither the Company nor any of the Company Subsidiaries has received any notice of termination or cancellation under any Material Contract or received any notice of breach or default in any material respect under any Material Contract which breach has not been cured. The Company has provided, or otherwise made available to Parent, true and correct copies of all of the Material Contracts in effect as of the date hereof. As used in this Agreement, “Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.
          SECTION 3.19 Rights Agreement. The Company has taken all actions necessary (subject only to execution by The Bank of New York, as Rights Agent, which the Company shall cause to take place as soon as practicable, but in no event later than two days after the date hereof) to amend the Rights Agreement to provide that neither Parent nor any of its affiliates will become an Acquiring Person (defined in the Rights Agreement), that no Distribution Date or Stock Acquisition Date (each defined in the Rights Agreement) will occur, and that the Rights will not separate from the underlying shares of Company Common Stock or give the holders thereof the right to acquire securities of any party hereto, in each case as a result of the execution, delivery or performance of this Agreement or the consummation of the Offer, the Merger or the other Transactions.
          SECTION 3.20 Real Property.
          (a) Neither the Company nor any Company Subsidiary owns any real property, nor has the Company or any Company Subsidiary ever owned any real property.

          (b) Section 3.20 of the Company Disclosure Letter sets forth a list of all real property that is as of the date hereof leased, subleased or licensed by or from the Company or any Company Subsidiary or otherwise used or occupied by the Company or any Company Subsidiary, the name of the lesser, licensor, sublessor, master lessor and/or lessee, the date and term of the Lease. The Company, or any of the Company Subsidiaries, holds a valid leasehold interest in each Lease. No party has a right to occupy any of the premises subject to a Lease except for the Company or any of the Company Subsidiaries. There are not pending, or to the knowledge of the Company, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to adversely affect the Company’s rights pursuant to the Leases.
          SECTION 3.21 Liquidated Damages Event. No “Liquidated Damages Event” (as defined in that certain Indenture, dated as of February 6, 2007 and supplemented September 21, 2007, by and between Argatroban Royalty Sub LLC and U.S. Bank National Association) has occurred or with notice or the passage of time or both will occur and the Company has no obligation to pay the Liquidated Damages Amount (as defined in such Indenture).
          SECTION 3.22 State Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the Offer, the Merger or the other Transactions. The action of the Board of Directors of the Company in approving this Agreement and the Transactions is sufficient to render inapplicable to this Agreement and the Transactions the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF
THE PARENT AND MERGER SUB
          Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
          SECTION 4.1 Organization. Each of Parent and Merger Sub is a corporation organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Parent and Merger Sub has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such franchises, licenses, permits, authorizations and approvals, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. A “Parent Material Adverse Effect” means a material adverse effect on the ability of either Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Offer, the Merger and the other Transactions.
          SECTION 4.2 Merger Sub; Ownership of Shares. Merger Sub is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Transactions. Since the date of its incorporation and prior to the Effective Time, Merger Sub has not carried, and will not carry, on any business or conduct any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Neither Parent nor Merger sub owns (directly or indirectly) any shares of Company Common Stock or holds any rights to acquire any shares of Company Common Stock except pursuant to this Agreement.
          SECTION 4.3 Authorization; No Conflict.
          (a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by the respective Boards of Directors of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub (including any vote of any class or series of outstanding capital stock) are necessary to authorize the execution and delivery of this Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
          (b) The respective Board of Directors of each of Parent and Merger Sub has, by resolutions duly adopted by the requisite vote of the directors present at a meeting of such board, and not subsequently rescinded or modified in any way, approved this Agreement, the Offer, the Merger and the other Transactions.
          (c) None of the execution and delivery of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Transactions or compliance by Parent or Merger Sub with any of the provisions herein will (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws of Parent or Merger Sub or (ii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (d) below, violate any Judgment or Law applicable to Parent or Merger Sub or any of their respective properties or assets other than any such event described in items (i) or (ii) which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The copies of the certificate of incorporation and bylaws of Merger Sub that have been provided to the Company are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement.
          (d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary to be obtained or made by Parent, any Parent Subsidiary or Merger Sub in connection with Parent’s or Merger Sub’s execution, delivery and performance of this Agreement or the consummation by Parent or Merger Sub of the Transactions, except for (i) compliance with the DGCL, with respect to the filing of the Certificate of Merger, (ii) compliance with the HSR Act and the foreign competition and antitrust Laws set forth on Section 3.3(c)(ii) of the Company Disclosure Letter, (iii) the filing with the SEC of the Offer Documents and such reports under Sections 13 or 16 of the Exchange Act, as may be required in connection with this Agreement and the Transactions, (iv) compliance with the rules of Nasdaq and the NYSE, (v) and relevant national implementations thereof, (vi) compliance with the “blue sky” laws of various states, and (vii) such consents, approvals, orders, authorizations, registrations, declarations or filings, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
          SECTION 4.4 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Company Common Stock, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement (if any) will, at the date it is first mailed to the holders of Company Common Stock or at the time of the Company Stockholders Meeting (if such a meeting is held), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Offer Documents.
          SECTION 4.5 Availability of Funds. Parent has available and will have available through the expiration of the Offer and the Effective Time, cash, cash equivalents and available sources of credit sufficient to accept for payment and pay for the Shares pursuant to the Offer and consummate the Merger and the other Transactions.
          SECTION 4.6 Broker’s or Finder’s Fees. Except for Lazard Frères & Co. LLC (the “Parent Financial Advisor”), no agent, broker, investment banker, or similar Person or firm acting on behalf of Parent, Merger Sub or any Parent Subsidiary or under Parent’s, Merger Sub’s or any Parent Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or similar fee or commission from any of the parties hereto in connection with any of the Transactions.
          SECTION 4.7 No Additional Representations. Parent acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company that it and its representatives have desired or requested to review, and that it and its representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Parent acknowledges that neither the Company nor any person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its representatives except as expressly set forth in Article 3 (which includes the Company Disclosure Letter and the Available Company

SEC Documents). Without limiting the foregoing, the Company makes no representation or warranty to Parent with respect to any financial projection or forecast relating to the Company or any of the Company Subsidiaries.
ARTICLE 5
CONDUCT OF BUSINESS PENDING THE
MERGER
          SECTION 5.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, prior to the Effective Time, unless Parent shall otherwise consent in writing or except as expressly permitted or required pursuant to this Agreement (including Section 5.1 of the Company Disclosure Letter):
          (a) The Company and the Company Subsidiaries shall (i) conduct their business only in the ordinary and usual course of business and consistent with past practices and (ii) use their respective commercially reasonable efforts to maintain and preserve intact their respective business organizations, to maintain their significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having material business relationships with them, to retain the services of their present officers and key employees and to comply in all material respects with all applicable Laws and the requirements of all Contracts that are material to the Company and the Company Subsidiaries, taken as a whole, in each case, to the end that their goodwill and ongoing business shall be unimpaired at the Effective Time.
          (b) Without limiting the generality of the foregoing Section 5.1(a), the Company shall not, and shall not permit any of the Company Subsidiaries to, do any of the following:
     (i) other than in ordinary course of business consistent with past practice, purchase or otherwise acquire, sell, lease, transfer or dispose of or encumber any assets, rights or securities of the Company and the Company Subsidiaries that are material to the Company and the Company Subsidiaries taken as a whole;
     (ii) acquire by merging or consolidating with or by purchasing all or a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof;
     (iii) amend or propose to amend its certificate of incorporation or bylaws or, in the case of the Company Subsidiaries, their respective constituent documents;
     (iv) declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock;
     (v) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests, other than in connection with (x) the relinquishment of shares by former or current employees and directors of the Company in payment of withholding tax upon the vesting of Restricted Stock or (y) the cashless or net exercise of Options or Warrants;
     (vi) split, combine, subdivide or reclassify its outstanding securities;
     (vii) except for the Company Common Stock issuable upon the exercise or conversion of Options outstanding on the date hereof, the Notes or the Warrants, or pursuant to the Rights Agreement, and the vesting of Restricted Stock awards granted prior to the execution of this Agreement, issue, sell, grant, dispose of, pledge or otherwise encumber or authorize, propose or agree to the issuance, sale or disposition by the Company or any of the Company Subsidiaries of, any shares of, or any options, warrants, calls, commitments or rights of any kind or any other agreements of any character to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any voting securities or equity interests or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date hereof;
     (viii) incur any indebtedness for borrowed money (other than trade payables) or guarantee any such indebtedness or enter into a “keep well” or similar agreement or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any Company Subsidiaries;
     (ix) except as required by Law or in order to replace any key employee whose employment is terminated with the Company or a Company Subsidiary after the date hereof (but any increase in compensation paid to the employee who replaces such departed employee shall not cause the total compensation to be paid to the replacement employee to exceed the total compensation paid to the departed employee), (A) grant or increase any severance or termination pay to any current or former director, executive officer or employee of the Company or any Company Subsidiary, (B) execute any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any such director, executive officer or employee of the Company or any Company Subsidiary, (C) increase the benefits payable under any existing severance or termination pay policies or employment agreements, (D) increase the compensation, bonus or other benefits of current or former directors, executive officers or employees of the Company or any Company Subsidiary, (E) adopt or establish any new employee benefit plan or amend in any material respect any existing employee benefit plan, (F) provide any material benefit to a current or former director, executive officer or employee of the Company or any Company Subsidiary not required by any existing agreement or employee benefit plan, or (G) take any action that would result in its incurring any obligation for any payments or benefits described in subsections (i), (ii) or (iii) of Section 3.10(h) (without regard to whether the Transactions are consummated) except to the extent required in a written contract or agreement in existence as of the date of this Agreement;
     (x) other than in the ordinary course of business consistent with past practice, execute or amend (other than as required by existing employee benefit plans or employment agreements or by applicable Law) in any material respect any material employment, consulting, severance or indemnification agreement between the Company or any of the Company Subsidiaries and any of their respective directors, officers, agents, consultants or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by the Company or any of the Company Subsidiaries (other than as required by existing employee benefit plans or employment agreements, or in order to comply with Section 409A of the Code, or other applicable Law);
     (xi) make any changes in its reporting for taxes or accounting methods, principles or practices (or change an annual accounting period or the Company’s fiscal year) other than as required by GAAP or applicable Law; change or rescind any Tax election; make any change to its method of reporting income, deductions, or other Tax items for Tax purposes; settle or compromise any Tax liability or enter into any transaction with an affiliate outside the ordinary course of business if such transaction would give rise to a material tax liability;
     (xii) settle, compromise or otherwise resolve any litigation or other legal proceedings material to the Company and the Company Subsidiaries taken as a whole or as would result in any liability in excess of the amount reserved therefor or reflected on the balance sheets included in the Company Financial Statements;
     (xiii) pay, discharge, settle or satisfy any claims, Liens, obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) involving more than $250,000 individually or $1,000,000 in the aggregate, which are not reserved for or reflected on the balance sheets included in the Company Financial Statements or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, other than fees and expenses of advisors or other transaction costs related to this Agreement and the transactions contemplated hereunder substantially as previously disclosed to Parent;
     (xiv) make or commit to make capital expenditures in excess of $100,000 individually or $500,000 in the aggregate;
     (xv) enter into any agreement, arrangement or commitment that materially limits or otherwise materially restricts the Company or any Company Subsidiary, or that would reasonably be expected to, after the Effective Time, materially limit or restrict the Parent or any of its Subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in any line of business in which it is currently engaged or in any geographic area material to the business or operations of Parent or any of its Subsidiaries;
     (xvi) enter into any lease or sublease of real property (whether as lessor, sublessor, lessee or sublessee) or modify, amend, terminate or fail to exercise any right to renew any lease or sublease of real property;
     (xvii) (A) enter into, terminate or amend any Material Contract that is material to the Company and the Company Subsidiaries (taken as a whole), (B) enter into any

Contract that would be breached by, or require the consent of any third party in order to continue in full force following consummation of the Transactions, or (C) enter into any Contract with any third party that grants such third party any rights upon a change of control of the Company or that provides for any diminution of rights of the Company or the Company Subsidiaries upon a change of control of the Company or that can be terminated by such third party upon a change of control of the Company or (D) release any Person from prior to its expiration, or modify or waive any provision of, any confidentiality, standstill or similar agreement entered into since January 1, 2006 in connection with the Company’s review of strategic alternatives, or (E) exempt any Person from the definition of “Acquiring Person” in the Rights Agreement or amend or modify the Rights Agreement in any manner except as contemplated by Section 3.19;
     (xviii) create any subsidiary of the Company or a Company Subsidiary, other than the Company Subsidiaries;
     (xix) engage in any business or business activity other than the business and the business activities currently conducted;
     (xx) fail to use commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by the Company and the Company Subsidiaries, other than such policies that expire by their terms (in which event the Company will use commercially reasonable efforts so that they will be renewed or replaced) or changes to such policies made in the ordinary course of business; and
     (xxi) except as permitted under Sections 5.1(b)(i) and (ii), make any investment (by contribution of capital, property transfers, purchase of securities or otherwise) in, or loan or advance to, any Person, other than (A) travel and similar advances to its employees or (B) to a direct or indirect wholly-owned Company Subsidiary, in each of (A) and (B) in the ordinary course of business; or
     (xxii) agree or commit to take any of the actions precluded by Section 5.1(b).
ARTICLE 6
ADDITIONAL AGREEMENTS
          SECTION 6.1 Preparation of Proxy Statement; Stockholders Meetings.
          (a) If the adoption of this Agreement by the holders of Company Common Stock is required by Law, the Company shall, as soon as practicable following the expiration of the Offer, prepare and file with the SEC the Proxy Statement in preliminary form, and each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC and its staff with respect thereto. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement, if required, prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement, if required, and all responses to request for additional information and replies to comments prior to their being filed with, or sent to, the SEC. If at any time prior to receipt of the Required Company Stockholder Vote there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement. The Company shall not mail any Proxy Statement, or any amendment or supplement thereto, without Parent’s approval, which will not be unreasonably conditioned, withheld or delayed. The Company shall use its commercially reasonable efforts to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Company Common Stock as promptly as practicable after filing with the SEC.
          (b) If the adoption of this Agreement by the holders of Company Common Stock is required by Law, the Company shall, at Parent’s request, as soon as practicable following the expiration of the Offer, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Required Company Stockholder Vote. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent, which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, if Parent, Merger Sub and any other Parent subsidiary shall collectively acquire at least 90% of the outstanding shares of the Company Common Stock, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a stockholders meeting in accordance with Section 253 of the DGCL.
          (c) At the Company Stockholders Meeting, if such Company Stockholders Meeting is required, Parent shall cause all shares of Company Common Stock purchased pursuant to the Offer and all other shares of Company Common Stock owned by Parent, Merger Sub or any Parent Subsidiary to be voted in favor of the adoption of this Agreement.
          SECTION 6.2 Employee Benefit Matters.
          (a) Parent agrees to honor in accordance with their terms all employment and severance agreements in each case listed in Section 6.2 of the Company Disclosure Letter or filed as exhibits to the Available Company SEC Documents and all accrued benefits vested thereunder; it being understood and agreed that nothing in this Section 6.2(a) shall prevent Parent from amending or terminating any Company Employee Benefit Plan or other agreement in accordance with its terms and applicable Law.
          (b) For a period of one (1) year following the Closing, Parent agrees to provide employees of the Company and the Company Subsidiaries who are located in the United States (including employees of the Company and any Company Subsidiary incorporated in the United States who have been seconded to non-United States incorporated Company Subsidiaries (“US Seconded Employees”)) and retained by Parent with employee benefits (excluding equity and change in control plans, programs, or arrangements) that are substantially comparable in the aggregate to those benefits provided to such employees immediately prior to the Closing; provided that Parent shall be under no obligation to retain any employee or group of employees of the Company or the Company Subsidiaries other than as required by applicable Law or an employment agreement listed in Section 6.2 of the Company Disclosure Letter or filed as an exhibit to the Available Company SEC Documents.
          (c) For purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Parent and its subsidiaries (including, after the Closing, the Surviving Corporation), Parent shall, or shall cause its subsidiaries to, cause each such plan, program or arrangement to treat the prior service with the Company and its affiliates of each person who is an employee or former employee of the Company or the Company Subsidiaries immediately prior to the Closing (a “Company Employee”) who is located in the United States (including US Seconded Employees) (to the same extent such service is recognized under analogous plans, programs or arrangements of the Company or its affiliates prior to the Closing) as service rendered to Parent or its Subsidiaries, as the case may be, for purposes of eligibility to participate in and vesting thereunder (but not for any other purposes, including benefit accrual); provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of such benefit. Company Employees located in the United States (including US Seconded Employees) shall also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any other plan for which deductibles or co-payments are required. Parent shall also use its commercially reasonable efforts to cause each Employee Benefit Plan maintained by or contributed to by Parent and its subsidiaries (including, after the Closing, the Surviving Corporation) in which Company Employees located in the United States (including US Seconded Employees) participate, to waive any preexisting condition that was waived under the terms of any Company Employee Benefit Plan immediately prior to the Closing or waiting period limitation which would otherwise be applicable to a Company Employee located in the United States (including US Seconded Employees) on or after the Closing. Parent shall recognize any accrued but unused vacation, sick leave (to the extent accrued on the Company’s books and records) of the Company Employees located in the United States (including US Seconded Employees) as of the Closing Date, in accordance with the terms of such Company policies and Parent shall cause the Company and the Company Subsidiaries to provide such vacation, sick leave, and sabbatical time in accordance with the terms of such Company policies but in no event will Parent be obligated to extend or enlarge the benefits available under such Company policies.
          (d) Section 6.2(d) of the Company Disclosure Letter sets forth all severance obligations (other than any arising between the date hereof and the Effective Time as permitted by Section 5.1(b)(ix)), including a written description of any non-written severance policy, if applicable. Any Company Employee located in the United States (including US Seconded Employees) who is terminated other than for Cause within 180 days following the Closing Date shall receive from Parent severance benefits at least at great as the severance benefits such Company Employee would have received from the Company or Company Subsidiary, as applicable, if (1) the Company or such Company Subsidiary had terminated such Company Employee immediately before the Closing Date and (2) except with respect to a Company Employee described in section 1.2 of the Encysive 2007 Severance Pay Plan, such Company Employee were eligible for separation payments under Article 4 of the Encysive 2007 Severance Pay Plan (regardless of whether the Company Employee otherwise would not be so eligible). Notwithstanding the preceding sentence, a Company Employee located in the United States

(including US Seconded Employees) who is terminated for Cause shall not be eligible to receive a severance benefit. For purposes of this Section 6.2(d), “Cause” shall mean conviction of a felony, misconduct involving material dishonesty, breach of trust, or unethical business practice, or refusal or material failure to perform material job functions (unless caused by incapacitating disability occurring after the Closing Date or in accordance with applicable Law).
          (e) Parent agrees to provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”), and any similar federal, state or local Law or regulation, and to otherwise comply with the WARN Act and any such other similar Law or regulation with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Company Employees (including as a result of the consummation of the Transactions) and occurring from and after the Closing.
          (f) In the event the Closing occurs prior to March 31, 2008, Parent agrees to cause the Surviving Corporation and the Company Subsidiaries to pay to each Company Employee no later than March 31, 2008 the bonuses to which they are entitled in respect of 2007 to the extent accrued on the Company’s books and records as of the date hereof.
          SECTION 6.3 Antitrust Filings. The Company, Parent and Merger Sub shall each, as promptly as practicable (and in any event within ten business days) after the date of this Agreement, file or cause to be filed with the Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) and any comparable foreign antitrust or competition authority any notifications required to be filed under the HSR Act or comparable foreign antitrust or competition Laws with respect to the Transactions.
          SECTION 6.4 Public Statements. Subject to Section 6.8, the Company and Parent shall consult with each other prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Transactions and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or any listing agreement with a national securities exchange or trading market. The parties shall issue a joint press release, mutually acceptable to the Company and Parent, promptly upon execution and delivery of this Agreement.
          SECTION 6.5 Standard of Efforts.
          (a) Subject to the terms and conditions provided herein, each of the Company, Parent and Merger Sub agrees to use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective in the most expeditious manner practicable, the Offer, the Merger and the other Transactions, including (i) obtaining all consents, approvals, authorizations and actions or nonactions required for or in connection with the consummation by the parties hereto of the Offer, the Merger and the other Transactions (including any required or recommended filings under applicable Antitrust Laws), (ii) the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, a Governmental Authority, (iii) the obtaining of all necessary consents from third parties and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. For the purposes hereof, “Antitrust Laws” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, as amended, the Clayton Act, as amended and any applicable foreign antitrust Laws and all other applicable laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. The Company shall have the right to review and approve in advance all characterizations of the information relating to the Company; Parent shall have the right to review and approve in advance all characterizations of the information relating to Parent or Merger Sub; and each of the Company and Parent shall have the right to review and approve in advance all characterizations of the information relating to the Transactions, in each case which appear in any material filing (including the Offer Documents, the Schedule 14D-9 and the Proxy Statement) made in connection with the Transactions. The Company, Parent and Merger Sub agree that they shall consult with each other with respect to the obtaining of all such necessary permits, consents, approvals and authorizations of all third parties and Governmental Authorities.
          (b) In furtherance of, and not in limitation of the foregoing, the parties shall use their respective commercially reasonable efforts to respond promptly to any requests for additional information made by the FTC, the DOJ or any applicable comparable foreign antitrust or competition authorities, and to cause the waiting periods under the HSR Act and any applicable comparable foreign antitrust or competition Law to terminate or expire at the earliest possible date after the date of filing. The parties hereto agree not to extend directly or indirectly any waiting period under the HSR Act or any applicable comparable foreign antitrust or competition Law or enter into any agreement with a Governmental Authority to delay or not to consummate the Offer, the Merger and the other Transactions, except with the prior written consent of the other parties hereto. Each of Parent and Merger Sub and the Company shall (x) promptly notify the other party of any written communication to that party from any Governmental Authority and, subject to applicable Law, permit the other party to review in advance any proposed written communication to any such Governmental Authority and incorporate the other party’s reasonable comments, (y) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement, the Offer, the Merger or the other Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend, and (z) furnish the other party with copies of all correspondence, filings and written communications between them and their affiliates and their respective representatives on one hand, and any such Governmental Authority or its staff on the other hand, with respect to this Agreement, the Offer, the Merger and the other Transactions. Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 6.5 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 9.1 so long as such party has up to then complied in all material respects with its obligations under this Section 6.5, (ii) require Parent to offer, accept or agree to (A) dispose or hold separate any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Parent’s and the Company’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, and/or (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their Affiliates may carry on business in any part of the world or (iii) require any party to this Agreement to defend, contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a Governmental Authority or private party, challenging any of the Transactions as violative of any Antitrust Law.
          SECTION 6.6 Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub and Parent and Merger Sub shall give prompt notice to the Company of (i) any written notice or other communication received from any Person by the Company or any Company Subsidiary, or by Parent or Merger Sub, respectively, alleging that the consent of such Person is required in connection with the Transactions, (ii) any notice received from any Governmental Authority by the Company or any Company Subsidiary, or by Parent or Merger Sub, respectively, in connection with the Transactions, (iii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to the Transactions, (iv) the discovery of any fact or circumstance that, or the occurrence or non occurrence of any event the occurrence or non occurrence of which, would to the knowledge of the Company or Parent and Merger Sub, as applicable, cause any of the conditions to the Offer set forth in Annex A hereto not to be satisfied at the scheduled expiration date for the Offer, (v) any written notice received from any Person by the Company or any Company Subsidiary providing notice of any breach or default in any material respect under any Material Contract pursuant to Section 3.18(b), or (vi) any other communication received from any Person by the Company or any Company Subsidiary providing notice of any breach or default in any material respect under any Material Contract pursuant to Section 3.18(b) that is material to the Company and the Company Subsidiaries, taken as a whole; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.
          SECTION 6.7 Access to Information; Confidentiality.
          (a) The Company shall, and shall cause the Company Subsidiaries and the officers, directors and employees of the Company and the Company Subsidiaries, to, afford the officers, employees and agents of Parent and Merger Sub, at their sole cost and risk, reasonable access during normal business hours and upon no less than two business days’ advance written notice, from the date hereof through the Effective Date, to all of the Company’s and the Company Subsidiaries’ officers, employees, properties, facilities, books, records, non-privileged correspondence (in each case, whether in physical or electronic form), contracts and other assets, and shall request and use its commercially reasonable efforts to cause its agents, accountants, counsel, financial advisors and other Representatives to provide such access, and shall promptly furnish Parent and Merger Sub (i) all financial, operating and other similar data and information, (ii) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by the Company from the SEC concerning compliance with securities laws, (iii) all other non-privileged information concerning its and the Company Subsidiaries’ business, properties and personnel, in each case (x) as Parent through their officers, employees or agents may reasonably request, (y) that are in the possession, custody or control of the Company or a Company Subsidiary and (z) the disclosure of which would not violate any

Law. Parent and Merger Sub, at their sole cost and risk, shall have the right to make such due diligence investigations as Parent and Merger Sub shall deem necessary or reasonable, upon reasonable notice to the Company and without disruption or damage to Company’s operations or properties. No additional investigations or disclosures shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent and Merger Sub pursuant to this Agreement.
          (b) Until the Effective Time, the provisions of the Confidentiality Agreement dated October 9, 2007 and as amended on January 22, 2008, between Parent and the Company (the “Confidentiality Agreement”) shall remain in full force and effect in accordance with its terms.
          SECTION 6.8 No Solicitation.
          (a) The Company shall, and shall cause the Company Subsidiaries and the Company’s and the Company Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal (as hereinafter defined), promptly request and use commercially reasonable efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by the Company, the Company Subsidiaries or Representatives to the extent any confidentiality agreement with such Person so provides. From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it permit any of the Company Subsidiaries to, nor shall it authorize or permit any Representative to, directly or indirectly, (i) solicit, initiate, or take any action to facilitate or encourage (including by way of furnishing non-public information) the submission of, any Takeover Proposal, (ii) approve or recommend any Takeover Proposal, enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing), or (iii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal; provided, however, that (A) the Company may refer any third party to this Section 6.8 and (B) if in response to an unsolicited, bona fide written Takeover Proposal made after the date hereof in circumstances not involving a breach of this Agreement, the Company Board reasonably determines in good faith (after receiving the advice of its financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes or is reasonably likely to lead to, a Superior Proposal and with respect to which the Company Board determines in good faith, after consulting with and receiving the advice of outside counsel, that the taking of such action is necessary in order for such Board to comply with its fiduciary duties to the Company’s stockholders under Delaware law, then the Company may at any time prior to the acceptance for payment of Shares pursuant to the Offer (but in no event after such time), (x) furnish information with respect to the Company and the Company Subsidiaries to the person making such Takeover Proposal and its Representatives, but only pursuant to a confidentiality agreement in customary form that is no less favorable to the Company than the Confidentiality Agreement (except that such confidentiality agreement shall contain additional provisions that expressly permit the Company to comply with the provisions of this Section 6.8), provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company, (2) the Company provides Parent with not less than 24 hours notice of its intention to enter into such confidentiality agreement and (3) the Company advises Parent of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Company delivers to Parent all such information not previously provided to Parent, (y) conduct discussions or negotiations with such Person regarding such Takeover Proposal, and (z) to the extent permitted pursuant to and in compliance with Section 9.1(f), enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal. The Company shall ensure that its Representatives are aware of the provisions of this Section 6.8(a). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company Subsidiaries or their Representatives shall be deemed to be a breach of this Section 6.8 by the Company. The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours of the execution thereof.
          (b) In addition to the other obligations of the Company set forth in this Section 6.8, the Company shall promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall provide Parent with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.
          (c) Except as expressly permitted by this Section 6.8(c), neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the recommendation by the Company Board that stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant thereto and adopt this Agreement (the “Company Recommendation”) or the approval or declaration of advisability by the Company Board of this Agreement and the Transactions (including the Offer and the Merger) or (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal (any action described in clause (i) or (ii) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding the foregoing, the Company Board may, prior to the acceptance for payment of Shares pursuant to the Offer, (x) withdraw or modify the Company Recommendation, (y) recommend a Takeover Proposal that constitutes a Superior Proposal, or (z) to the extent permitted pursuant to and in compliance with Section 9.1(f), enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if the Company Board determines in good faith, after consulting with and receiving advice from outside counsel, that such withdrawal, modification, recommendation or agreement is necessary in order for the Company Board to comply with its fiduciary duties to the Company’s stockholders under Delaware law; provided, however, that no Company Adverse Recommendation Change may be made in the absence of a Superior Proposal unless such change is based upon an event that is unknown to the Company Board as of the date hereof but becomes known prior to the acceptance for payment of Shares pursuant to the Offer.
          (d) Nothing in this Section 6.8 shall prohibit the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) from making any disclosure to the holders of Company Common Stock, if in each case such Board determines in good faith, after consultation with outside counsel, that the taking of such position or the making of such disclosure is necessary in order for the Company Board to comply with the Company Board’s fiduciary duties to its stockholders under Delaware law; provided, however, that in no event shall the Company, the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.8(c). Any disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14D-9(f) under the Exchange Act) made pursuant to this subsection (d) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly reaffirms its recommendation of the Offer to its stockholders.
          (e) For purposes of this Agreement:
     (i) “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent, Merger Sub or any of their affiliates) or “group” (as defined in Section 13(d) of the Exchange Act) relating to (A) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and the Company Subsidiaries (including securities of Company Subsidiaries) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) the direct or indirect acquisition (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity securities of the Company, (C) a tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of the Company or (D) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries, in each case, other than the Transactions.
     (ii) “Superior Proposal” means any bona fide written offer obtained after the date hereof and not in breach of this Agreement to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the outstanding voting equity securities of the Company or all or substantially all of the assets of the Company and the Company Subsidiaries on a consolidated basis, and is on terms that the Company Board determines in its good faith judgment (after receipt of the advice of its financial advisor of nationally recognized reputation and outside counsel), taking into account all relevant factors, (A) would, if consummated, result in a transaction that is more favorable to the holders of Company Common Stock from a financial point of view than the Transactions (including the terms of any proposal by the Parent to modify the terms of the Transactions) and (B) is reasonably capable of being completed on the terms proposed.
     SECTION 6.9 Indemnification and Insurance.
     (a) Parent and Merger Sub agree that all rights to indemnification by the Company now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any Company Subsidiary (each an “Indemnified Party”) as provided in the Company’s certificate of incorporation or bylaws, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof, accurate and complete copies of which have been provided to Parent, including provisions relating to the advancement of expenses incurred in the defense of any action or suit or as permitted under applicable Law, shall survive the Merger and shall remain in full force and effect for a period of not less than six years after the Effective Time.
     (b) For six years after the Effective Time, to the full extent permitted under applicable Law (with the parties’ agreeing that any limitations on a corporation’s ability to indemnify a director or officer under Delaware Law shall be applicable to the indemnification provided for under this subsection (b) notwithstanding that such limitations may not otherwise be applicable), Parent and the Surviving Corporation (the “Indemnifying Parties”) shall, jointly and severally indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in respect of this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, but subject to the Indemnifying Parties’ receipt of an undertaking by or on behalf of the Indemnified Party to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder; provided that nothing herein shall impair any rights to indemnification of any Indemnified Party referred to in clause (a) above.
     (c) Parent shall cause the individuals serving as officers and directors of the Company immediately prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has been delivered to Parent) (the “D&O Insurance”), to be covered for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions of such officers and directors prior to the Effective Time in their capacities as such; provided that (i) Parent may, or may cause the Surviving Corporation to, substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided, further, that in no event shall Parent or the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation shall procure and maintain for such six-year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 6.9(c). The Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.
     (d) The obligations of Parent and the Surviving Corporation under this Section 6.9 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.9 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9, each of whom may enforce the provisions of this Section 6.9).
     (e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.9.
     SECTION 6.10 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause the transactions contemplated by Section 2.4 and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of Parent equity securities (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.
     SECTION 6.11 Directors.
     (a) Subject to applicable Law and Nasdaq rules applicable to the Company, promptly upon the acceptance for payment of, and payment by Merger Sub for, any shares of Company Common Stock pursuant to the Offer, and as long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding shares of Company Common Stock, Merger Sub shall be entitled to designate such number of directors on the Company Board as will give Merger Sub representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) the number of shares of Company Common Stock owned by Merger Sub or any other subsidiary of Parent bears to (ii) the total number of shares of Company Common Stock that are issued and outstanding, and the Company shall, at such time, use its reasonable best efforts to cause Merger Sub’s designees to be so elected. The Company shall also, upon the request of Parent, cause such persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company’s Board of Directors of (i) each committee of the Company’s Board of Directors, subject to compliance with applicable securities Laws and the Nasdaq rules, and (ii) each board of directors (or similar body) of each Company Subsidiary and each committee of such board (or similar body); provided, however, that in the event that Merger Sub’s designees are appointed or elected to the Company Board, until the Effective Time the Company Board shall have at least two directors who are directors on the date of this Agreement and who are not officers of the Company or any Company Subsidiary (the “Independent Directors”); and provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, any Company Subsidiary, Parent or Merger Sub, and such persons shall be deemed to be Independent Directors for purposes of this Agreement. In connection with the foregoing, the Company shall promptly, at the option of Merger Sub, use its commercially reasonable efforts to either increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable Merger Sub’s designees to be elected or appointed to the Company Board as provided above.
     (b) The Company’s obligations to appoint designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-l in order to fulfill its obligations under this Section 6.11, including mailing to the Company’s stockholders the information required by such Section 14(f) and Rule 14f-1 (which the Company shall mail no later than ten days prior to the first scheduled expiration of the Offer) as is necessary to fulfill the Company’s obligations under Section 6.11(a). Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself, Merger Sub and their respective nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. The provisions of Section 6.11(a) are in addition to and shall not limit any rights the Parent or Merger Sub or any of their Affiliates may have as a holder or beneficial owner of Company Common Stock as a matter of law with respect to the election of directors or otherwise.
     (c) Following the election or appointment of Parent’s designees pursuant to Section 6.11(a) and prior to the Effective Time, the approval by affirmative vote or written consent of all of the Independent Directors then in office (or, if there shall be only one Independent Director then in office, the Independent Director) shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any committee thereof or any other director of the Company, shall, unless otherwise required by Law, be required or permitted to authorize) (i) any amendment or termination of this Agreement by the Company, (ii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub or (iii) any waiver or exercise of any of the Company’s rights under this Agreement.
     SECTION 6.12 Warrants; Notes. The Company and, after the Effective Time, the Surviving Corporation shall provide notice of the Offer and the Merger as required by the terms of the Warrants and the terms of the Indenture, dated March 16, 2005, between the Company and the Bank of New York Trust Company, N.A., governing the Notes, and shall comply with any required payment obligations (including under Section 3(e) of the Warrants) and repurchase obligations arising out of the Offer and the Merger upon the exercise by the holders thereof of the rights requiring such payments or repurchases. Parent shall provide, or cause to be provided, to the Company and, after the Effective Time, the Surviving Corporation the funds necessary to allow the Company or the Surviving Corporation to satisfy such obligations on a timely basis, with the provision of such funds being on such terms as Parent shall determine.
ARTICLE 7
CONDITIONS
          SECTION 7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver on or prior to the Closing Date of each of the following conditions:
          (a) Stockholder Approval. If required by Law, this Agreement shall have been duly adopted by the Required Company Stockholder Vote.
          (b) No Injunctions or Restraints. No Judgment issued by a court of competent jurisdiction or by a Governmental Authority, nor any Law or other legal restraint or prohibition, shall be in effect that would make the Merger illegal or otherwise prevent or prohibit the consummation thereof.
          SECTION 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the condition that Merger Sub shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.
ARTICLE 8
TAX MATTERS
          SECTION 8.1 Cooperation on Tax Matters.
          (a) The Company shall retain all books, records, working papers (including any documentation relating to FIN48) with respect to Tax matters pertinent to any of the Company or any Company Subsidiary relating to any Pre-Closing Tax Period.
          (b) The Parties further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Authority, Taxing Authority or customer of the Company or any Company Subsidiary or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (included but not limited to the purchase and sale and merger hereto).

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER
          SECTION 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after this Agreement has been adopted by the Required Company Stockholder Vote:
          (a) by mutual written consent of Parent, Merger Sub and the Company;
          (b) by either the Company or Parent, if (i) Merger Sub shall not have accepted for payment and paid for the shares of Company Common Stock pursuant to the Offer in accordance with the terms thereof on or prior to August 20, 2008 (the “Outside Date”); or (ii) the Offer is terminated or withdrawn pursuant to its terms and the terms of this Agreement without any shares of Company Common Stock being purchased thereunder; provided, however, that the right to terminate this Agreement under either clause of this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the event specified in such clause;
          (c) by either the Company or Parent, if any Judgment issued by a court of competent jurisdiction or by a Governmental Authority, or Law or other legal restraint or prohibition in each case making the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof shall be in effect and shall have become final and nonappealable; provided that the party seeking the right to terminate this Agreement pursuant to this Section 9.1(c) shall have used commercially reasonable efforts to resist, lift or resolve such Judgment, Law or other legal restraint and the right to terminate pursuant to this Section 9.1(c) shall not be available if the issuance of such legal restraint or prohibition was primarily due to the failure of such party to perform any of its obligations under this Agreement;
          (d) by Parent prior to the acceptance of Shares for payment in the Offer, if:
     (i) due to a circumstance or occurrence that if occurring after the commencement of the Offer would make it impossible to satisfy one or more of the conditions set forth in Annex A hereto, Merger Sub shall have failed to commence the Offer as set forth in Section 1.1 of this Agreement;
     (ii) (A) a Company Adverse Recommendation Change shall have occurred, (B) the Company Board or any committee thereof shall not have rejected any tender or exchange offer that is commenced or a Takeover Proposal (replacing “20%” and “15%” in the definition thereof with 50%) that is made in writing to the Company Board and publicly disseminated within 10 business days of the commencement or public dissemination thereof (including, for these purposes, by taking no position with respect to the acceptance by the Company’s stockholders of a tender offer or exchange offer within such period, which shall constitute a failure to reject such offer) or (C) the Company shall have willfully violated or breached in any material respect any of its obligations under Section 6.8; or
     (iii) if (A) there shall have occurred any event, change, or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect or (B) the Company shall have breached any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements in each case contained in this Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in paragraphs (e) or (f) of Annex A and (y) is incapable of being cured or has not been cured by the Company within the later of (I) fifteen (15) business days after written notice has been given by Parent to the Company of such breach or failure to perform and (II) the next scheduled expiration date of the Offer pursuant to Section 1.1;
     (e) by the Company, if Parent shall have breached any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements in each case contained in this Agreement, which breach or failure to perform (A) has had or would reasonably be expected to have a Parent Material Adverse Effect, and (B) is incapable of being cured or has not been cured by Parent within fifteen (15) business days after written notice has been given by the Company to Parent of such breach or failure to perform; or
     (f) by the Company, if prior to the acceptance of Shares for payment in the Offer, (A) the Company is in compliance with its obligations under Section 6.8, (B) the Company Board has received a Takeover Proposal that it has determined in good faith, after consultation with its financial advisor, constitutes a Superior Proposal, (C) the Company has notified Parent in writing that it intends to enter into a definitive agreement implementing such Superior Proposal, attaching the most current version of such agreement (including any amendments, supplements or modifications) to such notice (a “Superior Proposal Notice”), (D) during the three business day period following Parent’s receipt of a Superior Proposal Notice, (1) the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Parent in making adjustments to the terms and conditions of this Agreement and (2) the Company Board shall have determined in good faith, after the end of such three business day period, and after considering the results of such negotiations and the revised proposals made by Parent, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal; provided that any amendment, supplement or modification to the financial terms or other material terms of any Takeover Proposal shall be deemed a new Takeover Proposal and the Company may not terminate this Agreement pursuant to this Section 9.1(f) unless the Company has complied with the requirements of this Section 9.1(f) with respect to such new Takeover Proposal, including sending a Superior Proposal Notice with respect to such new Takeover Proposal and offering to negotiate for three business days from such new Superior Proposal Notice, (E) the Company prior to, or concurrently with, such termination pays to Parent in immediately available funds the fee required to be paid pursuant to Section 9.3(a)(iv), and (F) the Company Board concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Proposal.
The party desiring to terminate this Agreement shall give written notice of such termination to the other party.
          SECTION 9.2 Effect of Termination. Upon the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void except for the provisions of (i) Section 9.3, (ii) Section 6.7(b) and (iii) Article 10, which shall survive such termination; provided that nothing herein shall relieve any party from liability for any intentional and material breach of a covenant of this Agreement. The Confidentiality Agreement shall not be affected by the termination of this Agreement.
          SECTION 9.3 Fees and Expenses.
          (a) In the event that:
     (i) (A) a Takeover Proposal shall have been made to the Company or shall have been made directly to its stockholders generally and thereafter, (B) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b) and (C) the Company enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Takeover Proposal (replacing “20%” and “15%” in the definition thereof with “50%”) within twelve (12) months of the date this Agreement is terminated (so long as, in the case of a transaction that has not been consummated within such period, such transaction is thereafter consummated);
     (ii) (A) a Takeover Proposal shall have been made to the Company or shall have been made directly to its stockholders generally and thereafter, (B) this Agreement is terminated by Parent pursuant to Section 9.1(d)(iii)(B) as a result of a willful breach by the Company and (C) the Company enters into a definitive agreement with respect to, or consummates a transaction contemplated by any Takeover Proposal (replacing “20%” and “15%” in the definition thereof with “50%”) within twelve (12) months of the date this Agreement is terminated (so long as, in the case of a transaction that has not been consummated within such period, such transaction is thereafter consummated);
     (iii) this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii) (or by Parent or the Company pursuant to Section 9.1(b) or by Parent pursuant to Section 9.1(d)(i) or (iii) following any time at which Parent was entitled to terminate this Agreement pursuant to Section 9.1(d)(ii)(A) or (B)); or
     (iv) this Agreement is terminated by the Company pursuant to Section 9.1(f);
then in any such event under clause (i), (ii), (iii) or (iv) of this 9.3(a), the Company shall pay to Parent a termination fee of $7,700,000 (the “Termination Fee”). Any payment required to be made pursuant to clause (i) or clause (ii) of Section 9.3(a) shall be made to Parent promptly following the consummation of the transaction contemplated by the Takeover Proposal referred to therein (and in any event not later than two business days after delivery to the Company of notice of demand for payment); any payment required to be made pursuant to clause (iii) of Section 9.3(a) shall be made to Parent promptly following termination of this Agreement by Parent as set forth in such clause (iii) (and in any event not later than two business days after delivery to the Company of notice of demand for payment) and any payment required to be made pursuant to clause (iv) of Section 9.3(a) shall be made to Parent at the time provided for in clause (E) of Section 9.1(f). All such payments shall be made by wire transfer of immediately available funds to an account to be designated by Parent.

          (b) All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated. Other than any Taxes imposed upon a holder of Shares or Options, the Company shall pay all Taxes incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions (including (i) transfer, stamp and documentary Taxes or fees and (ii) sales, use, gains, real property transfer and other or similar Taxes or fees).
          SECTION 9.4 Amendment. Subject to Section 6.11, this Agreement may be amended by the parties hereto, at any time before or after approval of this Agreement and the Transactions by the respective Boards of Directors or stockholders of the parties hereto; provided, however, that after any such approval by the holders of Company Common Stock, no amendment shall be made that in any way materially adversely affects the rights of such stockholders (other than a termination of this Agreement in accordance with the provisions hereof) without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          SECTION 9.5 Waiver. Subject to Section 6.11, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.
ARTICLE 10
GENERAL PROVISIONS
          SECTION 10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight courier or by facsimile (upon confirmation of receipt) to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:
if to the Company:
Encysive Pharmaceuticals Inc.
4848 Loop Central Drive
Houston, TX 77081
Attention: Chief Executive Officer and General Counsel
Facsimile: 713-796-8232
with a copy to:
Covington & Burling LLP
1201 Pennsylvania Ave., NW
Washington, DC 20004
Attention: John A. Hurvitz
Facsimile: 202-778-5319

if to Parent or Merger Sub:
Pfizer Inc.
235 East 42nd Street
New York, NY 10017
Attention: Vice President, Worldwide Business Development
Facsimile: 212-716-9151
with copies to:
Pfizer Inc.
235 East 42nd Street
New York, NY 10017
Attention: Senior Vice President and Managing Director, Legal Division
Facsimile: 212-573-0768
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Raymond O. Gietz
Facsimile: 212-310-8007
          Notice so given shall (in the case of notice so given by mail or overnight courier) be deemed to be given when received and (in the case of notice so given by facsimile or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.
          SECTION 10.2 Representations and Warranties. The representations and warranties contained in this Agreement shall not survive the Merger.
          SECTION 10.3 Knowledge Qualifiers. To the “knowledge of the Company” and similar phrases mean the actual knowledge of the individuals described in Section 10.3 of the Company Disclosure Letter.
          SECTION 10.4 Interpretations. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
          SECTION 10.5 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of

Delaware regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.
          (a) Each of the parties hereto (i) consents to submit itself to the exclusive jurisdiction of any state or Federal court located in the State of Delaware or in the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement, the Offer, the Merger or any of the other Transactions, (ii) agrees that it shall not attempt to deny or defeat such exclusive jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement or any of the Transactions in any court other than a state or Federal court located in the State of Delaware or the Court of Chancery of the State of Delaware.
          (b) Each of the parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the Transactions.
          SECTION 10.6 Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or other electronic transmission, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
          SECTION 10.7 Assignment; No Third Party Beneficiaries.
          (a) This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.
          (b) Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof, except that from and after the Closing each Indemnified Party is an intended third party beneficiary of Section 6.9, and such persons may specifically enforce such provisions.
          SECTION 10.8 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.
          SECTION 10.9 Entire Agreement. This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement contain all of the terms of the understandings of the parties hereto with respect to the subject matter hereof.

          SECTION 10.10 Parent Guarantee. Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. This is a guarantee of payment and performance and not collectibility. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 10.10.
          SECTION 10.11 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware or any Federal Court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

          IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

ENCYSIVE PHARMACEUTICALS, INC.
By:
	Name:	George W. Cole
	Title:	President & Chief Executive Officer

PFIZER INC.
By:
	Name:	Frank D’Amelio
	Title:	Chief Financial Officer

EXPLORER ACQUISITION CORP.
By:
	Name:	Lawrence Miller
	Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

Annex A
Conditions of the Offer
          Notwithstanding any other term of the Offer or the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered Shares unless (i) there shall have been validly tendered (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer that number of Shares which would represent more than 50% of the issued and outstanding shares of Company Common Stock (counting as issued and outstanding for these purposes the number of Shares for which then outstanding and unexercised Warrants and in-the-money Options may be exercised) (the “Minimum Tender Condition”), (ii) any waiting period under the HSR Act and any applicable foreign antitrust, competition or merger control Law applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated prior to the expiration of the Offer (the “Regulatory Condition”), (iii) Merger Sub shall have received prior to the scheduled expiration of the Offer a certificate signed by the Chief Executive Officer and principal accounting officer of the Company, dated as of the date of the scheduled expiration date of the Offer, to the effect that none of the conditions set forth in paragraphs (e) or (f) below exist, and (iv) at the then effective date of the expiration of the Offer, none of the following conditions shall exist:
          (a) there shall be any injunction, judgment, ruling, order, decree, action, proceeding or litigation instituted, issued, entered, commenced or pending by any Governmental Authority that would or that seeks or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the Shares by Merger Sub or Parent or the consummation of the Transactions, (ii) impose limitations on the ability of Merger Sub, Parent or any of their Affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Company’s stockholders on an equal basis with all other stockholders (including, without limitation, the adoption of the Agreement and approval of the Transactions), (iii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent’s, Merger Sub’s or any of their Affiliates’ ownership or operation of all or substantially all of the businesses and assets of the Company and the Company Subsidiaries, taken as a whole, or, as a result of the Transactions, of Parent and the Company Subsidiaries, taken as a whole, (iv) compel Parent, Merger Sub or any of their Affiliates to dispose of any Shares or, as a result of the Transactions, compel Parent, Merger Sub or any of their Affiliates to dispose of or hold separate any material portion of the businesses or assets of the Company and the Company Subsidiaries taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or (v) impose material damages on Parent, the Company or any of their respective Subsidiaries as a result of the Transactions;

A-1

          (b) there shall be any Law enacted, issued, promulgated, amended or enforced by any Governmental Authority applicable to (i) Parent, the Company or any of their respective Affiliates or (ii) the Transactions (other than the routine application of applicable waiting periods) that results directly or indirectly, in any of the consequences referred to in paragraph (a) above;
          (c) (A) since the date of this Agreement, there shall have occurred any event, change, or development of a state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect or (B) the Company or any Company Subsidiary shall have become subject to Voluntary Bankruptcy or Involuntary Bankruptcy. As used in this Annex A, “Involuntary Bankruptcy” means, with respect to the Company or a Company Subsidiary, without the consent or acquiescence of the Company or such Company Subsidiary, respectively, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar Law, or the filing of any such petition against the Company or such Company Subsidiary, respectively, or, without the consent or acquiescence of the Company or a Company Subsidiary, respectively, the entering of an order appointing a trustee, custodian, receiver or liquidator of the Company or such Company Subsidiary, respectively, or of all or substantially all of the property of the Company or such Company Subsidiary, respectively, in each case where such petition or order shall remain unstayed or shall not have been stayed or dismissed within 90 days from the entry thereof. As used in this Agreement, “Voluntary Bankruptcy” means, with respect to the Company or a Company Subsidiary, (i) a general assignment by the Company or such Company Subsidiary, respectively, for the benefit of creditors, (ii) the filing of any petition or answer by the Company or a Company Subsidiary, respectively, seeking to adjudicate itself as bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of the Company or such Company Subsidiary, respectively, or its debts under any bankruptcy, insolvency, receivership, winding up, liquidation, reorganization, examination, relief of debtors or other similar Law now or hereafter in effect, or seeking, consenting to or acquiescing in the entry of an order for relief in any case under any such Law, or the appointment of or taking possession by a receiver, trustee, custodian, liquidator, examiner, sequestrator or other similar official for the Company or a Company Subsidiary, respectively, or for all or substantially all of its property, or (iii) corporate or other entity action taken by the Company or a Company Subsidiary, respectively, to authorize any of the actions set forth above;
          (d) a Company Adverse Recommendation Change shall have occurred;
          (e) (A) the representations and warranties of the Company set forth in the Agreement (other than the representations and warranties of the Company set forth in Sections 3.2(a)-(c), 3.3(a), 3.3(b), 3.9, or 3.11) shall not be true and correct as of the date of the Agreement and as of such time, except to the extent such representations and warranties expressly relate to an earlier time (in which case on and as of such earlier time), without regard to materiality or Company Material Adverse Effect qualifiers contained therein, other than for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect or (B) the representations and warranties of the Company set forth in Sections 3.2(a)-(c), 3.3(a), 3.3(b), or

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3.9 or 3.11 shall not be true and correct in all material respects as of the date of the Agreement and as of such time;
          (f) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Agreement prior to such time; or
          (g) the Agreement shall have been terminated in accordance with its terms. which, in the sole and reasonable judgment of Merger Sub or Parent, in any such case, makes it inadvisable to proceed with such acceptance for payment or payment.
          The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be asserted by either of them regardless or the circumstances giving rise to such conditions or may be waived by Parent or Merger Sub, in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub (except for any condition which, pursuant to Section 1.1 of the Agreement, may only be waived with the Company’s consent). The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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